File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 2, 2018

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 7 and 25 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 2, 2018.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IDB or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The terms, conditions and other details of the debt securities being offered at any particular time will be set forth in a prospectus and various incorporated or supplemental documents thereto.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2017, and all amounts are expressed in current United States dollars.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the IADB at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention: Finance Department*, e-mail: treasury@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 2, 2018

SUMMARY INFORMATION

As of December 31, 2017

The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The purpose of the IADB is to improve lives in Latin America and the Caribbean. The Bank's objective is to achieve economic and social development in a sustainable, climate-friendly way. The IADB's current focus areas include three development challenges: social inclusion and inequality, productivity and innovation, and economic integration; and three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

As part of the mandate from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, on September 1, 2016 the IADB's Board of Governors unanimously approved a proposal to transfer all assets and liabilities of the FSO to the IADB, effective January 1, 2017. This transfer of the net assets of FSO resulted in the recognition of $5,812 million of additional paid in capital, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

This transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Therefore, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guaranteed cost and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement, the FSO continues to exist as a separate account, but with no assets or operations

Operating Income

Income before net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $985 million in 2017.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into: i) paid-in capital stock of $11,845 million, net of subscriptions receivable of $6 million, ii) the additional paid-in capital of $5,812 million transferred from the FSO, and iii) callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings and Accumulated other comprehensive income totaled $21,209 million at the end of the year.

The IADB's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy Mandate (Mandate). The Mandate, approved by the Board of Governors, requires the IADB to maintain its Triple-A foreign currency long-term issuer rating and includes the establishment of capital buffers[(1)], specifically to assume financial risks in times of stress, while preserving the IADB's lending capacity. The CAP regulations determine capital requirements for credit and market risk, in both its lending and treasury operations and also includes capital requirements for pension and operational risks.

Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors.

As of December 31, 2017, the IADB's capital adequacy position is within the parameters established by its CAP.

Borrowings: The IADB issues debt securities in various currencies, maturities, formats and structures to meet investor demand and achieve diversification of funding sources. Outstanding borrowings of $88,428 million, before swaps, were denominated in 15 currencies and included $1,143 million of short-term borrowings.

Until 2016, the IADB limited its Net Borrowings[(2)] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1% with the balance from Canada, Japan and the other non-regional members). In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity Ratio, which will complement the current risk-based capital constraint. As of December 31, 2017, the Debt-to-Equity ratio equaled 2.9 (See **Table 8**).

During 2017 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

Loan Portfolio

The IADB's principal earning asset is its loan portfolio which amounted to $89,082 million as of December 31, 2017.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-sovereign-guaranteed loans (NSG) and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity. On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely cofinanced by the Bank and the IIC. At December 31, 2017, approximately 93% of the loan portfolio consisted of sovereign-guaranteed loans.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the same member country. Such delays may lead to the suspension of loan disbursements, may cause the loan to be declared due and payable and may result in the loan portfolio to such country being placed in non-accrual status. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital.

(1) The capital buffer zone in the CAP equals the amount of capital required in excess of the minimum capital required to meet the Mandate.
(2) Net Borrowings" are borrowings (after swaps) and guarantee exposure, less qualified liquid assets (after swaps).

The allowances for loan and guarantee losses chiefly cover probable losses related to NSG loans and guarantees and totaled $553 million as of December 31, 2017, or approximately 0.6% of total outstanding loans and guarantees.

Liquidity Investments

Under the current policy, the IADB's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year. The IADB has remained compliant with the required liquidity levels.

Liquidity for this purpose is defined as non-borrowing countries' convertible currency cash and investments, excluding assets with limited or restricted availability. At December 31, 2017, liquidity, as defined, was $32,498 million, within the policy limits. During the year, liquidity averaged $33,219 million compared to $33,443 million in 2016.

Net cash and investments totaled $33,600 million at the end of the year, or 37.5% of total debt (after swaps), compared to $27,750 million and 33.6%, respectively, in 2016.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies while hedging open positions. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as **"believes"**, **"expects"**, **"intends"** or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW
Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The Bank's principal assets are loans to its member countries. As of December 31, 2017, 93% of loans outstanding were sovereign-guaranteed. In addition, subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2017, the risk capital requirement for NSG operations was $1,665 million, or 5.2%[3] of the Bank's Total Equity.

The Bank makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars.

Financial Statement Reporting
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for critical accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[4] swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from "Operating Income", which was historically presented as Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers[5]. Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers are reported separately in the Statement of Income and Retained Earnings.

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(3) For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the IIC, a separate international organization within the IDB Group, in the amount of $100 million are not included.

(4) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(5) Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

Accounting Developments:

For a description of new accounting developments, see Note B - "Summary of Significant Accounting Polices" under "Accounting Developments" section.

SELECTED FINANCIAL DATA

Box 1: The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2017	2016	2015	2014	2013
Operational Highlights					
Loans and guarantees approved [1]	$ 13,003	$ 10,803	$ 10,404	$ 12,652	$ 13,290
Gross loan disbursements	10,250	9,600	9,719	9,423	10,558
Net loan disbursements [2]	2,502	3,577	4,587	4,210	2,096
Balance Sheet Data					
Cash and investments-net [3], after swaps	$ 33,600	$ 27,750	$ 27,969	$ 27,458	$ 21,226
Loans outstanding [4]	89,082	81,952	78,745	74,585	70,679
Undisbursed portion of approved loans [5]	31,264	30,007	30,711	31,601	29,207
Total assets	126,240	113,325	111,116	106,277	96,987
Borrowings outstanding, after swaps	89,632	82,641	80,464	76,664	67,440
Callable capital stock [6]	164,901	164,901	151,240	138,901	123,840
(of which, subscribed by United States, Canada, Japan and the other non-regional members)	82,430	82,430	75,601	70,095	63,439
Equity	32,247	26,460	25,253	23,697	23,550
Income and Comprehensive Income (Loss) Statements Data					
Operating Income [7]	$ 985	$ 1,027	$ 717	$ 652	$ 881
Net fair value adjustments on non-trading portfolios and foreign currency transactions [8]	(370)	(179)	443	96	626
Board of Governors approved transfers	-	-	(200)	(200)	(200)
Net income	615	848	960	548	1,307
Other comprehensive income (loss)	(66)	(48)	229	(750)	1,506
Comprehensive income (loss)	549	800	1,189	(202)	2,813
Ratios					
Total Debt [9] to Equity [10] ratio	2.9	3.2	3.3	3.3	3.0
Cash and investments as a percentage of borrowings outstanding, after swaps	37.5%	33.6%	34.8%	35.8%	31.5%
Cost to income ratio [11]	37.1%	33.1%	37.3%	40.3%	33.4%
Return on equity ratio [12]	3.4%	4.0%	2.9%	2.8%	4.0%
Return on assets ratio [13]	0.8%	0.9%	0.7%	0.6%	0.9%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure and exchange agreements.
(2) Includes gross loan disbursements less principal repayments (and prepayments).
(3) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(4) Excludes lending swaps in a net asset position of $255 million in 2017 (2016 - net asset of $336 million; 2015 - net liability of $30 million; 2014 - net liability of $568 million; 2013 - net liability of $650 million).
(5) As of December 31, 2017, the undisbursed portion of approved loans includes $20,368 million related to signed loans (2016 - $20,535 million; 2015 - $22,625 million; 2014 - $23,809 million). In 2017, the undisbursed portion of concessional signed loans amounted $702 million.
(6) Includes capital subscription received from Canada of non-voting callable capital stock as follows: 2014 - $1,390 million; 2013 - $3,066 million.
(7) See page 27 For a full discussion of Operating Income.
(8) Net fair value adjustments on non-trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, (b) borrowings at fair value due to changes in the Bank's own credit spreads, as well as (c) equity duration swaps due to changes in USD interest rates.
(9) Borrowings (after swaps) and guarantee exposure.
(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure).
(11) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Operating income divided by average equity.
(13) Operating income divided by average total assets.

Financial Highlights

Lending Operations: During 2017, the Bank's loan and guarantee approvals increased by $2,200 million as compared to 2016. Approved loans amounted to $12,877 million (198 loans), compared to $10,714 million (169 loans) in 2016. Of the 2017 approvals, 12 loans totaling $260 million were concessional loans. The undisbursed portion of approved loans increased to $31,264 million at year-end 2017 (2016 - $30,007 million), of which $20,368 million are related to signed loans (2016 - $20,535 million).

The portfolio of NSG loans, including loans to other multilateral development institutions, decreased slightly to $5,902 million compared to $5,930 million at December 31, 2016. During 2017, 34 NSG loans amounting to $1,249 million (2016 - 20 for $1,165 million), and three NSG guarantees amounting to $126 million (2016 – two for $89 million) were originated by the Inter-American Investment Corporation (IIC), but financed and recorded by the Bank. In addition, the non-sovereign guarantees exposure increased $123 million to $293 million compared to $170 million the previous year. As of December 31, 2017, 6.9% of the outstanding loans and guarantees exposure was NSG, compared to 7.4% at December 31, 2016.

Total allowances for loan and guarantee losses amounted to $553 million at December 31, 2017 compared to $535 million in 2016. The Bank had NSG loans with outstanding balances of $477 million classified as impaired at December 31, 2017, compared to $494 million at December 31, 2016. As of December 31, 2017 and 2016, the specific allowances for loan losses of impaired loans were $334 million.

Liquidity Operations: Substantially all of the Bank's investments are held in high quality securities. As of December 31, 2017, the liquid asset portfolio totaled $32,791 million, an increase of $5,363 million compared to December 31, 2016. The increase is consistent with the Bank's liquidity policy.

In 2017, the trading investments portfolio experienced net mark-to-market gains of $1 million, compared to $35 million gains in 2016 mainly due to the tightening of credit spreads.

Borrowing Operations: In 2017, the Bank issued medium- and long- term debt securities for a total face amount of $18,868 million equivalent (2016—$15,583 million) that generated proceeds of $18,675 million equivalent (2016—$15,569 million) and had an average life of 5.1 years (2016—5.2 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

During 2017, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Capitalization: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable). Since then, all of the paid-in capital related to the IDB-9 has been collected and all of the callable capital has become effective.

As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to Multilateral Development Banks to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total additional amount of $1,000 million), aligned with the disbursement needs of the GRF's operations in Haiti. To achieve higher financial efficiency, additional income transfers will only be considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. Given the GRF's fund balance, no Ordinary Capital income transfers were required or approved by the Board of Governors in 2017 and 2016.

Transfer of Net Assets from the Fund for Special Operations (FSO) to the Bank: As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017, as follows (in millions):

	January 1, 2017	
Cash	$	287
Investments		535
Loans outstanding, net		4,510
Accrued interest and others		88
Total assets	$	5,420
Amounts payable to maintain value of currency holdings		(224)
Other liabilities		(36)
Total liabilities		(260)
Total equity	$	5,160

The transfer was recorded as additional paid-in capital of $5,812 million, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Equity: Equity at December 31, 2017 was $32,247 million compared with $26,460 million at December 31, 2016. The increase of $5,787 million reflects Net income of $615 million, and the FSO transfer.

Financial Results: Operating Income for 2017 was $985 million, compared to $1,027 million in 2016, a decrease of $42 million. This decrease was mainly due to a decrease in both net interest income and net investment gains (losses), as well as higher net non-interest expense, which was offset by a decrease in the provision for loan and guarantee losses (See **Table 2**).

Net interest income

For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% (2016 – 1.15%) and 0.50% (2016 – 0.50%), respectively, and there was no supervision and inspection fee. For 2018, the approved lending spread and credit commission will be 0.80% and 0.50%, respectively, and there will be no supervision and inspection fee. The Bank intends to revisit the level of non-concessional sovereign-guaranteed lending spread after the second quarter of 2018.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,695 million during 2017 compared to $1,749 million last year, mostly due to a decrease in loan charges approved by the Board of Directors for its sovereign guaranteed operations effective January 1, 2017, and higher borrowing expenses due to increases in market interest rates, offset by the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, an additional $61 million of interest income from concessional loans, as a result of the transfer of loans from the FSO, and a larger loan portfolio.

Net fair value adjustments on non-trading portfolios and foreign currency transactions

The Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $370 million, compared to $179 million in 2016. Net fair value adjustments on non- trading portfolios and foreign currency transactions mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, (b) borrowings at fair value due to changes in the Bank's own credit spreads, as well as (c) equity duration swaps due to changes in USD interest rates. For further information, refer to Note S—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements.

Net Investment Gains (Losses)
The Bank had net investment gains of $1 million compared to $35 million in 2016, that were mainly due to the tightening of credit spreads.

Provision for Loan and Guarantee Losses
The Bank had a provision for loan and guarantee losses of $27 million, compared to $142 million in 2016. The decrease in the provision for loan losses was mainly due to the collections of certain NSG loans previously classified as impaired, partially offset by increased provisions for other impaired NSG loans.

Exposure Exchange Agreement: The Bank reduced its loan portfolio concentration by entering into bilateral transactions with other MDBs under a Master Exposure Exchange Agreement (EEA) jointly signed with other MDBs. The EEA provides for the simultaneous exchange of coverage for potential non-accrual events on exposures from borrowing countries in which the Bank is concentrated, to countries in which the Bank has no, or low, exposure. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Financial Risk Management – Credit Risk – Exposure Exchange Agreement section.

Pension and Postretirement Benefit Plans (Plans): During 2017 increases in assets due to strong positive returns in all major component asset classes, were partially offset by increases in pension liabilities due to a decline in discount rates. The net result was a slight decrease in the funded status of each plan from prior year levels.

At December 31, 2017, the Balance Sheet presents net liabilities under retirement benefit plans of $397 million, compared to $361 million at December 31, 2016. The decrease in the funded status of the Plans of $36 million reflects an increase in the benefit obligation of $740 million to $6,534 million, partially offset by higher Plans' assets of $704 million to $6,137 million. At the end of 2017 and 2016, the Plans' assets represented 94% of the benefit obligations. For further information, refer to Note T – Pension and Postretirement Benefit Plans of the financial statements.

In 2017, the Board of Executive Directors reaffirmed the Funding Policy for the Plans that was originally approved in 2015. The Funding Policy established stable contribution rates for a period of five years beginning in 2015, subject to annual reaffirmation by the Board of Executive Directors.

IDB Group's Activities with the Private Sector
On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely cofinanced by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

As part of the above-mentioned reorganization, the Bank and the IIC also entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank by the IIC.

The IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank.

DEVELOPMENT OPERATIONS

General
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective
The IDB works to improve lives in Latin America and the Caribbean. The Bank's objective is to achieve economic and social development in a sustainable, climate-friendly way.

The IDB´s current focus areas include three development challenges: social inclusion and inequality, productivity and innovation, and economic integration; and three cross-cutting issues, gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law.

The Report on the IDB-9 further identifies five sector priorities to work towards achieving this objective:

- Social policy for equity and productivity.
- Infrastructure for competitiveness and social welfare.
- Institutions for growth and social welfare.
- Competitive regional and global international integration.
- Protection of the environment, response to climate change, promotion of renewable energy and ensuring food security.

Figure 1 presents the approvals for loans of the Ordinary Capital by sector priorities

FIGURE 1: LOAN APPROVALS BY SECTOR PRIORITIES
For the years ended December 31, 2017 and 2016


2017
Social Sector 7%
Infrastructure & Environment 35%
Integration & Trade 13%
Institutions for Development 45%
2016
Social Sector 24%
Infrastructure & Environment 29%
Integration & Trade 7%
Institutions for Development 40%

For more information regarding the implementation and evaluation of the Ninth General Increase, see the *Mid-Term Evaluation IDB-9 Commitments Report.*

Through its institutional strategy and mandates, the Bank is committed to expanding the focus on environmental and social sustainability, gender equality and diversity, response to climate change, promotion of sustainable energy, and ensuring food security. For more information, see the latest IDB Sustainability Report, Development Effectiveness Overview and the Update to the Institutional Strategy 2010–2020.

Lending Cycle
The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the

Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

BOX 2: LENDING OPERATIONS PRINCIPLES

(i)   The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v)   The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Loans

The Bank's sovereign-guaranteed or SG lending generally falls into one of four categories: investment loans for specific projects, including loans to intermediaries for on-lending purposes, policy-based loans, and concessional lending, and special development lending (SDL). Under these lending categories the Bank provides support to the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, among others. The Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans: Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Sovereign-Guaranteed Policy-Based Loans: Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Sovereign-Guaranteed Concessional lending: Concessional lending provides highly concessional terms to the less developed member countries of the Bank.

SDL: Approved in 2017, the SDL aims to help address the effects of a macroeconomic crisis on a country's economic and social progress and would primarily: (i) support efforts to maintain or strengthen the reform process in the social, institutional and economic areas and avoid reversals of policy reforms; (ii) protect funding for social programs that benefit the poor; (iii) support new efforts to mitigate the effects of the crisis on the poor and vulnerable; (iv) protect expenditures in infrastructure; and (v) facilitate access of small and medium enterprises to credit.

Non-Sovereign-Guaranteed Loans: Non-sovereign-guaranteed or NSG loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list. The NSG loans are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-sovereign-guaranteed Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to NSG loans and guarantees to 20% of the Bank's Total Equity, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country and (iii) the NSG risk management best practices that support project origination and portfolio management. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As discussed above, NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity. As of December 31, 2017, the risk capital requirements of NSG operations were $1,665 million, or 5.2% of Total Equity. During the seven-year period that started on January 1, 2016, NSG activities are being originated by the IIC and cofinanced by the Bank and the IIC.

Figure 2 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $5.0 billion and $7.7 billion, policy-based lending between $3.1 billion and $3.9 billion, and NSG lending between $1.7 billion and $2.2 billion.

FIGURE 2: LOAN APPROVAL BY TYPE
For the years ended December 31, 2013 through 2017
(Expressed in billions of United States dollars)



During 2017, loan approvals totaled $12,877 million compared to $10,714 million in 2016. A summary of loan approvals by country during 2017 and 2016 appears in **Table 1**.

TABLE 1: LOAN APPROVAL BY COUNTRY[1]
For the years ended December 31, 2017 and 2016
(Expressed in millions of United States dollars)

COUNTRY	2017				2016		
	SG	Concessional SG	NSG	Total	SG	NSG	Total
Argentina	$ 2,170	$ -	$ 234	$ 2,404	$ 1,127	$ 422	$ 1,549
Bahamas	70	-	-	70	25	-	25
Barbados	20	-	-	20	34	-	34
Belize	10	-	-	10	10	-	10
Bolivia	352	62	-	414	586	14	600
Brazil	1,495	-	567	2,062	1,197	138	1,335
Chile	162	-	138	300	360	63	423
Colombia	961	-	160	1,121	950	376	1,326
Costa Rica	20	-	8	28	-	44	44
Dominican Republic	366	-	80	446	290	70	360
Ecuador	460	-	56	516	388	95	483
El Salvador	-	-	8	8	30	14	44
Guatemala	-	-	116	116	310	120	430
Guyana	-	-	-	-	20	-	20
Honduras	96	64	8	168	102	39	141
Jamaica	268	-	-	268	165	-	165
Mexico	1,952	-	199	2,151	1,995	52	2,047
Nicaragua	201	134	12	347	119	6	125
Panama	757	-	32	789	602	95	697
Paraguay	375	-	9	384	150	16	166
Peru	395	-	14	409	120	61	181
Suriname	78	-	-	78	70	-	70
Trinidad and Tobago	-	-	-	-	-	15	15
Uruguay	311	-	23	334	328	56	384
Regional	380	-	54	434	40	-	40
Total	$ 10,899	$ 260	$ 1,718	$ 12,877	$ 9,018	$ 1,696	$ 10,714

(1) SG: Sovereign-Guaranteed Loans. NSG: Non-Sovereign-Guaranteed Loans.

At December 31, 2017, the total volume of outstanding loans was $89,082 million, $7,130 million higher than the $81,952 million at December 31, 2016. The increase in the loan portfolio was mostly due to the loans transferred from the FSO ($4,510 million), a higher level of loan disbursements ($10,250 million) than loan collections ($7,748 million), and positive currency transaction adjustments ($124 million). Undisbursed balances at December 31, 2017, totaled $31,264 million, an increase of $1,257 million from December 31, 2016. This change was mainly due to loan approvals less disbursements that were offset by cancellations.

During 2017, the portfolio of NSG loans decreased slightly to $5,902 million, compared to $5,930 million at December 31, 2016, while the non-sovereign-guarantee exposure increased $123 million to $293 million, compared to $170 million the previous year. As of December 31, 2017, 6.9% of the outstanding loans and guarantees exposure was NSG, compared to 7.4% at December 31, 2016.

A statement of loans outstanding by country at December 31, 2017 and 2016 is set forth in Schedule I-2 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: Since January 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. The FFF loans' interest rate is based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread. **Table 2** presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

Non-sovereign-guaranteed loans can be denominated in United States dollars or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three, six, or twelve months substantially all based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

TABLE 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility
Interest rate option		LIBOR-based loan[3]
Currencies offered	Approval	USD or borrowing member local currency
	Disbursement	Currency of approval or converted currency
	Repayment	Currency disbursed/converted
Cost base		LIBOR ± funding margin, or currency equivalent of LIBOR ± estimated funding margin, or actual funding cost
Funding margin to LIBOR		Actual funding cost or estimated funding margin at the time of disbursement/conversion
Lending spread[1,2]		80[5]
Credit commission[1,2]		50[5]
Supervision and inspection fee[1,2]		0[5]
Front-end/Standby fee[1][7]		Not applicable/Not applicable[6]
Maturity[4][7]		Up to 20 years for policy based loans and up to 25 years for investment loans
Grace Period[4][7]		Minimum of 6 months after original disbursement period
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life

(1) Loan charges expressed in basis points (bps).
(2) Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
(3) FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.
(4) For the concessional portion of blended loans, the maturity and grace period is 40 years.
(5) Loan charges effective January 1, 2018.
(6) Policy based loans with deferred drawing options have standby and front-end fees of 38 bps and 50 bps, respectively[5]
(7) The SDL has the following terms: i) maturity of 7 years, ii) 3 years of grace period, iii) lending rate of 3-month USD LIBOR, plus/minus IDB funding margin, plus variable lending spread, plus fixed premium loan spread of 115 basis points, iv) Front end fee of 1% of the principal amount of the loan and v) Commitment fee of 0.75%.

Discontinued Financial Terms: The most significant financial products discontinued for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR- based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for NSG operations. At December 31, 2017, the Bank had local currency loans outstanding of $3,457 million (2016 – $2,697 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

Table 3 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-3 to the financial statements.

TABLE 3: LOANS OUTSTANDING BY LOAN PRODUCT[1]
December 31, 2017 and 2016
(Amounts expressed in millions of United States dollars)

	2017		2016	
	Amount	%	Amount	%
SCF-LIBOR-based	$ 24,450	27.4	$ 26,226	31.9
SCF-fixed-base cost	22,531	25.3	24,519	29.9
LCF-fixed-base cost	947	1.1	719	0.9
LCF-variable	808	0.9	821	1.0
Currently available:				
Flexible Financing Facility-LIBOR-based	25,159	28.2	19,002	23.2
Flexible Financing Facility-fixed-base cost	1,526	1.7	1,584	1.9
Flexible Financing Facility-fixed-base cost local currency	445	0.5	241	0.3
Flexible Financing Facility-variable local currency	669	0.8	596	0.7
Non-sovereign-guaranteed-fixed	850	1.0	875	1.1
Non-sovereign-guaranteed-floating	4,494	5.0	4,641	5.7
Non-sovereign-guaranteed-local currency	405	0.5	293	0.4
Sovereign-guaranteed-concessional lending	4,639	5.2	-	-
Others	2,159	2.4	2,435	3.0
Total	$ 89,082	100.0	$ 81,952	100.0

(1) Non-sovereign-guaranteed loans to other development institutions in the amount of $153 million (2016 - $121 million) are included as follows: $114 million in SCF-LIBOR-based, SCF-fixed-base cost, and Others; and $39 million in Sovereign-guaranteed-concessional lending.

Of the $31,264 million undisbursed loan balances at December 31, 2017 (2016 – $30,007 million), 14% (2016 - 22%) pertains to the SCF-LIBOR-based, 74% (2016 – 66%) to the FFF-LIBOR-based, and 7% (2016 – 10%) to the NSG-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 3** displays a breakdown of loans outstanding, before swaps, by interest rate type.

FIGURE 3: LOAN OUTSTANDING BY INTEREST RATE TYPE BEFORE SWAPS(1)
December 31, 2017 and 2016


2017
Libor-based floating 61%
Fixed-base Cost(2) 30%
Adjustable 4%
Fixed-rate Concessional 5%
Total loans outstanding: $89,082 millon
2016
Libor-based floating 62%
Fixed-base Cost(2) 34%
Adjustable 4%
Total loans outstanding: $81,952 millon

(1) Data is rounded; detail may not add up due to rounding.
(2) Includes a total of $1,018 million in fixed rate loans (2016 -$1,033 million).

Charges on Loans with Sovereign Guarantee
Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Policy—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank´s NSG operations.

For 2017, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.85% (2016 – 1.15%) and 0.50% (2016 – 0.50%), respectively, and there was no supervision and inspection fee. For 2018, the approved lending spread and credit commission will be 0.80% and 0.50%, respectively, and there will be no supervision and inspection fee. The Bank intends to revisit the level of loan charges for its sovereign-guaranteed operations after the second quarter of 2018, and to evaluate whether changes are justified and consistent with the Bank's financial policies.

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

Table 4 shows loan charges prevailing during the periods indicated.

TABLE 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2015			
First semester	0.85	0.25	-
Second semester	1.15	0.50	-
2016	1.15	0.50	-
2017	0.85	0.50	-

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies.

As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy- based interventions.

As of December 31, 2017, guarantees of $353 million (2016—$230 million), including $123 million issued under the TFFP (2016—$62 million), were outstanding and subject to call. Sovereign and non-sovereign guarantees exposure was $60 million (2016—$60 million) and $293 million (2016—$170 million), respectively.

Technical Assistance
In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional rograms, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. In 2017, the Bank approved technical assistance for a total of $264 million (2016—$262 million), including $111 million (2016—$100 million) funded by the Ordinary Capital.

The Policy for Fee-Based Advisory and Knowledge Services, approved in 2014, allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of Bank lending operations. Specific guidelines and operational requirements apply to the Bank's staff involved in providing advisory and knowledge services to the clients.

LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

> **BOX 3: LIQUIDITY MANAGEMENT PRINCIPLES**
>
> The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintain-ing a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficient-ly manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.
>
> The Bank manages its liquidity through financial policies, a Strategic Asset Allocation (SAA) Framework, and investment guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The SAA and Investment Guidelines approved by Manage-ment, provide strategic guidance for investing the Bank's liquid assets and establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. All are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on li-quidity see the "Financial Risk Management" section.

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments' agencies, multilaterals, banks and corporate entities, including asset-backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

As part of its regular review cycle, the SAA was updated in 2017 under the same overall objectives and risk appetite resulting in minor adjustments that will be implemented during the course of 2018.

Under the Bank's liquidity policy, the Bank's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels.

Unless otherwise stated, liquidity is defined as non-borrowing countries convertible currency cash and investments, excluding assets with limited or restricted availability.

At December 31, 2017, the liquid asset portfolio totaled $32,791 million, an increase of $5,363 million compared to December 31, 2016. Liquidity, as defined, was $32,498 million, within policy limits. During the year, liquidity averaged $33,219 million compared to $33,443 million in 2016.

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2017 and 2016, the size of the program was $511 million and $506 million, respectively, or 1.56% and 1.84% of the portfolio, respectively.

The local currency assets are available to support local currency operations.

The return of the trading investments portfolio in 2017 and 2016 is shown in **Table 5**. The increase in the return of the portfolio was mainly due to the widening of swap spreads and the tightening of credit spreads.

TABLE 5: TRADING INVESTMENT PORTFOLIO(1)
December 31, 2017 and 2016
(Amounts expressed in millions of United States dollars)

Portfolio	2017		2016	
	Ending Balance	Financial Return (%) (2)(3)(4)	Ending Balance	Financial Return (%) (2)(3)(4)
Transactional	$ 1,908	1.03	$ 704	0.58
Operational	29,764	1.43	26,026	1.04
External Managers Program	511	1.39	506	0.83
Local currency	300	8.50	192	13.48
Others(5)	308	(0.16)	-	-
Overall Portfolio	$ 32,791	1.38	$ 27,428	0.92

(1) After swaps and net of payable and receivable for investment securities purchased or sold.
(2) Combined return for all currencies in each portfolio.
(3) Geometrically-linked time-weighted returns.
(4) Includes gains and losses.
(5) Investments transferred from FSO.

Performance and Exposure of the Trading Investments Portfolio
The exposure for the entire investments portfolio, excluding swaps, amounted to $33,296 million at December 31, 2017 compared to $27,417 million at December 31, 2016. The quality of the overall portfolio continues to be high, as 79.2% of the credit exposure is rated AAA(6) and AA (2016—78.7%), 11.1% carry the highest short-term ratings (A1+) (2016—9.5%), 8.1% is rated A (2016—10.8%), and 1.6% is rated below A/A1+ (2016—1%).

(6) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2017 and 2016 by major security class together with unrealized gains and losses included in Income from Investment-Net gains (losses), on securities held at the end of the respective year.

TABLE 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2017 and 2016
(Expressed in millions of United States dollars)

Security Class	2017		2016	
	Fair Value[1]	Unrealized Gains (Losses)	Fair Value[1]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 3,088	$ (14)	$ 2,037	$ (12)
U.S. Government-sponsored enterprises	473	2	462	(3)
Obligations of non-U.S. governments	6,856	(4)	5,900	(2)
Obligations of non-U.S. agencies	9,238	(20)	8,319	(15)
Obligations of non-U.S. sub-sovereigns	2,440	(7)	1,440	(1)
Obligations of supranationals	2,273	(2)	1,683	-
Bank obligations	7,392	(5)	6,881	4
Corporate securities	1,392	-	490	(3)
Mortgage-backed securities	115	5	171	3
Asset-backed securities	29	2	34	(2)
Total trading investments	33,296	(43)	27,417	(31)
Currency and interest rate swaps - investments-trading	(267)	51	90	43
Total	$ 33,029	$ 8	$ 27,507	$ 12

(1) Includes accrued interest of $142 million (2016 - $125 million) and $(75) million (2016 - $(83) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

Contractual Obligations
In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. **Table 7** presents borrowings by remaining maturity as of December 31, 2017.

TABLE 7: CONTRACTUAL OBLIGATIONS
December 31, 2017
(Expressed in millions of United States dollars)

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings[1]	$ 17,500	$ 31,763	$ 21,770	$ 17,655	$ 88,688

(1) Amounts are before swaps and contractual interest.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

SOURCES OF FUNDS

Equity
Equity at December 31, 2017 was $32,247 million compared with $26,460 million at December 31, 2016. The increase of $5,787 million reflects Net income of $615 million, additional paid-in capital from the FSO transfer of $5,812 million, the collection of receivable from members of $32 million, partially offset by receivable from members and contribution quotas receivable transferred from FSO of $642 million and $10 million, respectively.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources without significantly affecting its lending capacity and avoiding the need of a possible call on callable capital stock.

In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity ratio, which will complement the current risk-based capital constraint. The proposed ratio is aligned with evolving best practices in financial institutions, transparent, easy to compute, credit rating supportive, and cohesive with the Bank's financial and risk management frameworks boundaries of the Bank's Capital Adequacy Policy Mandate and the Bank's financial policy framework.

The Debt-to-Equity ratio will use gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. **Table 8** presents the composition of the Debt-to-Equity ratio at December 31, 2017 and 2016.

TABLE 8: TOTAL DEBT-TO-EQUITY RATIO
December 31, 2017 and 2016
(Amounts expressed in millions of United States dollars)

	2017	2016
Borrowings outstanding after swaps and guarantee exposure	$ 89,985	82,871
Equity		
Paid-in capital stock[1]	11,851	6,039
Capital subscriptions receivable[1]	(6)	(24)
	11,845	6,015
Less: Receivable from members[1]	807	215
Retained earnings:		
General reserve	18,644	18,095
Special reserve	2,565	2,565
	32,247	26,460
Minus:		
Borrowing countries' local currency cash balances	440	192
Accumulated other comprehensive income	539	605
Total Equity	$ 31,268	25,663
Total Debt-to-Equity Ratio	2.9	3.2

(1) Includes Additional paid-in capital stock, Receivable from members, Capital subscriptions receivable, borrowing countries' local currency cash balances, and loans outstanding related to the transfer of net assets from FSO.

The decrease in the Debt-to-Equity ratio is mainly due to the $5,812 million of additional paid in capital that resulted from the transfer of net assets from the FSO.

Figure 4 presents the changes in the Debt-to-Equity ratio during the last five years.

FIGURE 4: TOTAL DEBT-TO-EQUITY RATIO



Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2017, subscribed capital stock, net of subscriptions receivable, was $170,934 million, of which $11,845 million is paid-in, $5,812 million is additional paid-in capital, and $164,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Additional Paid-in Capital Stock: Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 9.**

TABLE 9: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[7]
December 31, 2017 and 2016
(Expressed in millions of United States dollars)

Country Rating	2017	2016
AAA	$ 11,925	$ 11,925
AA+	50,027	50,028
AA	5,261	5,261
AA-	-	5,152
A+	13,710	8,509
A	-	49
A-	-	713
BBB+	18,512	17,799
BBB	6,004	7,909
BBB-	5,237	3,242
BB+	341	431
BB	21,080	22,031
BB-	3,463	1,758
B+	19,494	1,648
B	1,095	1,954
B-	1,193	19,719
CCC+	976	-
CCC	-	5,568
CC	-	190
SD	5,568	-
N.R[1]	1,015	1,015
Total	$ 164,901	$ 164,901

(1) Sovereigns not rated by S&P.

At December 31, 2017, the total subscription of the United States, the Bank's largest shareholder, was $54,237 million, of which $1,813 million is paid-in capital stock, $2,923 million is additional paid-in capital and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable). Since then, all of the paid-in capital related to the IDB-9 has been collected and all of the callable capital has become effective.

Borrowings
The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and

(7) Represents the countries' S&P long-term sovereign foreign currency credit ratings.

structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. This funding program is used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4.**

BOX 4: BORROWING POLICY

Until 2016, the IADB limited its Net Borrowings to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1% with the balance from Canada, Japan and the other non-regional members). In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity Ratio, which will complement the current risk-based capital constraint.

The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

At December 31, 2017 and 2016, short-term borrowings consist of U.S. dollar denominated discount notes. **Table 10** presents information about the Bank's short-term borrowing operations.

TABLE 10: SHORT TERM BORROWINGS
December 31, 2017 and 2016
(Amounts expressed in millions of United States dollars)

	2017	2016
Balance at year-end	$ 1,143	$ 540
Average daily balance during the year	817	620
Maximum month-end-balance	1,459	715
Weighted average rate at the end of the year	1.30%	0.49%
Weighted average rate during the year	0.93%	0.33%

Medium- and long-term borrowing operations for 2017 and 2016 are summarized in **Table 11.** In 2017, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $18,868 million compared to $15,583 million in 2016.

TABLE 11: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS
For the years ended December 31, 2017 and 2016
(Amounts expressed in millions of United States dollars)

	2017	2016
Total medium- and long- term borrowings[1]	$ 18,868	$ 15,583
Average life (years)[2]	5.1	5.2
Number of transactions	88	86
Number of currencies	10	8

(1) Represents proceeds on a trade date basis.
(2) Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2017, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with three, five and ten year maturities for a combined amount of $12,050 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $160 million were issued (2016—$217 million), composed of: Brazilian reais - $56 million, Colombian pesos - $10 million and Mexican pesos - $94 million (2016—Brazilian reais—$217 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds, Indian rupees, Indonesian rupiahs, New Turkish liras, New Zealand dollars, and United States dollars. New medium- and long-term borrowings by currency for 2017, as compared to 2016, are shown in **Figure 5.**

FIGURE 5: NEW BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2017 and 2016



(1)   Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium- and long-term borrowings outstanding by currency as of December 31, 2017 and 2016 are shown in **Table 12.**

TABLE 12: OUTSTANDING BORROWINGS BY CURRENCY[1]
December 31, 2017 and 2016
(Expressed in millions of United States dollars)

Currency	2017	2016
Australian dollars	$ 7,952	$ 7,328
Brazilian reais	348	458
British pounds	1,014	1,395
Canadian dollars	1,373	1,264
Colombian pesos	28	40
Euro	350	623
Indian rupees	325	466
Indonesian rupiahs	1,047	828
Japanese yen	121	331
Korean won	-	35
Mexican pesos	513	428
New Turkish liras	325	103
New Zealand dollars	338	738
Peruvian soles	-	58
South African rands	28	31
Swiss francs	513	491
United States dollars	72,773	64,681
Total	$ 87,048	$ 79,298

(1)   Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2017, the Bank early retired $60 million of its borrowings (2016—$256 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2017, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 6 and 7** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long- term borrowing portfolio at December 31, 2017. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, X and Schedule I-4 to the financial statements.

FIGURE 6: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS(1)
December 31, 2017


Borrowings, before swaps
Floating & Adjustable 16%
Fixed 84%
Borrowings, after swaps
Fixed 5%
Floating & Adjustable 95%

(1) Medium- and long-term borrowings only.

Figure 7: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS(1)
December 31, 2017


Borrowings, before swaps
Others 17%
United States dollars 83%
Borrowings, after swaps
Others 1%
United States dollars 99%

(1) Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating income includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box**

5 displays the most significant elements of the Bank's Operating Income and the related influences on the results. **Table 13** shows the breakdown of Operating Income during the last three years

BOX 5: OPERATING INCOME ELEMENTS AND SIGNIFICANT INFLUENCES	
Elements	**Significant influences**
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains (losses)	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement benefit costs and special programs.
Provision for loan and guarantee losses	Risk assessment of non- sovereign borrowers and the related probability of default and Loss given default.

TABLE 13: OPERATING INCOME
For the years ended December 31, 2017, 2016 and 2015
(Expressed in millions of United States dollars)

	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Loan interest income[1]	$ 2,419	$ 2,237	$ 1,839	$ 182	$ 398
Investment interest income [1]	487	286	111	201	175
Other interest income	12	23	35	(11)	(12)
	2,918	2,546	1,985	372	561
Less:					
Borrowing expenses[1][2]	1,223	797	409	426	388
Net interest income	1,695	1,749	1,576	(54)	173
Other loan income	116	128	107	(12)	21
Net investment gains (losses)	1	35	(51)	(34)	86
Other expenses:					
Provision for loan and guarantee losses	27	142	73	(115)	69
Net non-interest expense	800	743	842	57	(99)
Operating Income	$ 985	$ 1,027	$ 717	$ (42)	$ 310

(1) Amounts on an after swap basis.
(2) In January 2017, the Bank realized gains amounting to $81 million related to the unwinding of certain borrowings swaps for equity duration management purposes, as a result of the transfer of loans from the FSO.

Operating Income
Year 2017 versus 2016: The decrease in Operating Income was mainly due to a decrease in both net interest income and net investment gains (losses), as well as higher net non-interest expense, which was offset by a decrease in the provision for loan and guarantee losses.

Year 2016 versus 2015: The increase in Operating Income was mainly due to higher net interest income and net investment gains, as well as a decrease in net non-interest expense, partially offset by an increase in the provision for loan and guarantee losses.

Net Interest Income
Year 2017 versus 2016: The decrease in net interest income was mostly due to a decrease in loan charges approved by the Board of Directors for its sovereign guaranteed operations effective January 1 2017, and higher borrowing expenses due to increases in market interest rates, offset by the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, as a result of the transfer of loans from the FSO, an additional $61 million of interest income from concessional loans, and a larger loan portfolio.

Year 2016 versus 2015: The increase in net interest income was mainly due to an increase in lending charges in the second semester of 2016 and a larger loan portfolio.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2017, 2016, and 2015 are shown in **Table 14.**

TABLE 14: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2017, 2016 and 2015
(Amounts expressed in millions of United States dollars)

	2017		2016		2015	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1][5]	$ 87,325	2.77	$ 79,831	2.80	$ 76,674	2.40
Liquid investments[2][3][5]	34,297	1.38	34,205	0.92	29,898	0.20
Total earning assets	$ 121,622	2.38	$ 114,036	2.24	$ 106,572	1.78
Borrowings	$ 88,552	1.38 [6]	$ 86,617	0.92	$ 80,677	0.51
Net interest margin[4]		1.39 [6]		1.53		1.48

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes realized / unrealized gains and losses.
(4) Represents net interest income as a percent of average earning assets, after swaps.
(5) Includes impact of loans and investments transferred from the FSO in 2017.
(6) In January 2017, the Bank realized gains amounting to $81 million related to financial derivatives operations, as a result of the transfer of loans from the FSO. Excluding these gains, the cost of borrowings and the net interest margin would have been 1.47% and 1.32%, respectively.

Net Investment Gains (Losses)
Year 2017 versus 2016: Net mark-to-market investment gains were mainly due to the tightening of credit spreads.

Year 2016 versus 2015: Net mark-to-market investment losses were mainly due to the significant contraction of swap spreads and widening of the credit spreads.

Provision for Loans and Guarantee Losses
Year 2017 versus 2016: The decrease in the provision for loan losses was mainly due to the collections of certain NSG loans previously classified as impaired, partially offset by increased provisions for other impaired NSG loans.

Year 2016 versus 2015: The increase was mainly due to an increase in the specific loan loss allowance due to new impaired loans and worsening of the conditions of certain loans previously classified as impaired in the non-sovereign guaranteed portfolio.

Net Non-interest Expense
The main components of net non-interest expense are presented in **Table 15.**

Year 2017 versus 2016: Net non-interest expense increased mainly due to no longer allocating 3% of certain administrative expenses to the FSO, and an increase in special programs.

Year 2016 versus 2015: Net non-interest expense decreased mainly due to a reduction in net pension and postretirement benefit costs of $87 million as a result of not having to amortize unrecognized net actuarial losses in 2016 and a decrease in the service cost due to the increase in the rate used to discount the pension liabilities at the end of 2015.

TABLE 15: NET-NON-INTEREST EXPENSE
For the years ended December 31 2017, 2016 and 2015
(Expressed in millions of United States dollars)

	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Administrative expenses					
Staff costs	$ 408	$ 390	$ 503	$ 18	$ (113)
Consultant fees	134	128	136	6	(8)
Operational travel	28	25	32	3	(7)
Other expenses	166	153	120	13	33
Total gross administrative expenses	736	696	791	40	(95)
Less:					
Share of Fund for Special Operations[1]	-	(20)	(23)	20	3
Net administrative expenses	736	676	768	60	(92)
Service fee revenues	(19)	(13)	(7)	(6)	(6)
Special programs	104	91	95	13	(4)
Other income	(21)	(11)	(14)	(10)	3
Net non-interest expense	$ 800	$ 743	$ 842	$ 57	$ (99)

(1) During 2016 and 2015, the Bank allocated administrative expenses between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors. Such allocation was discontinued on January 1, 2017 due to the transfer of all FSO's assets and liabilities to the Bank.

Core Operating Income (Non-GAAP Measure)
Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non- recurring gains and losses associated with equity duration management and loan prepayments, as well as, the provision for loan and guarantee losses. **Table 16** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 16: CORE OPERATING INCOME
For the years ended December 31, 2017, 2016 and 2015
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Operating Income (Reported)	$ 985	$ 1,027	$ 717	$ (42)	$ 310
Less:					
Net investment gains (losses)	1	35	(51)	(34)	86
Non-recurring gains related to financial derivatives operations	81	-	-	81	
Add:					
Provision for loan and guarantee losses	27	142	73	(115)	69
Core operating income	$ 930	$ 1,134	$ 841	$ (204)	$ 293

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates, as well as changes in net non-interest expense. During 2017, core operating income decreased primarily due to a decrease in the lending charges and higher borrowing expenses due to increases in market interest rates. During 2016, core operating income changes were mostly related to the fluctuations in the lending charges and in the net pension and postretirement benefit costs.

FINANCIAL RISK MANAGEMENT

As part of its development mandate, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance
The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank's Risk Management Office reports to the Executive Vice President, and consists of four risk management units, which are responsible for capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, respectively. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues. This includes asset/liability management, capital adequacy assessments, financial products (lending, investment, funding, etc.) review and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments) analysis, liquidity management, and loan management.

Credit Risk
Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the agreed- upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower. The Bank manages credit risk in its loan portfolio through: i) its overall lending limitation, ii) a comprehensive CAP (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans, and iv) a policy for the maintenance of a loan loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2017 and 2016 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in **Figure 8.**

FIGURE 8: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES (1)
December 31, 2017 and 2016


2017(2)
CCC+ to CC 2.6%
SD 2.4%
B+ to B– 26.2%
Investment grade 37.2%
BB+ to BB– 31.6%
2016(2)
CCC+ to CC 2.9%
B+ to B– 27.4%
Investment grade 38.9%
BB+ to BB– 30.8%

(1) Data is rounded; detail may not add up due to rounding.
(2) After consideration of EEA agreements.

Compared to December 31, 2016, **Figure 8** shows that the relative amount of lending exposure to sovereign borrowers rated at BB+ to BB- and SD increased 0.8% and 2.4%, respectively in 2017, while the lending exposure to sovereign borrowers rated at investment grade, B+ to B-, CCC+ to CC decreased 1.7%, 1.2% and 0.3% respectively in 2017. The increase in SD is due to the downgrade of Venezuela's long-term foreign currency rating by S&P in 2017. Note

that the weighted average credit quality of the Bank's sovereign lending exposure as of December 31, 2017 remained at the BB level.

Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 9**, from 2016 to 2017, the lending exposure concentration held by the five largest borrowers decreased from 62.8% to 61.1%.

FIGURE 9: CONCENTRATION OF SOVEREIGN-GUARANTEED LENDING EXPOSURE [(1)]
December 31, 2017 and 2016



(1) Data is rounded; detail may not add up due to rounding.
(2) After consideration of EEA agreements.

The Bank and other regional multilateral development banks (MDB) explored ways to reduce SG portfolio concentration. The Bank has taken the following measures to address its concentration of credit risk:

Sovereign-Guaranteed Single Borrower Limits: Since 2015, the Board of Executive Directors approved a two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank's credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named "Hard Limit" and "Soft Limit". All Borrower Member Countries (BMCs) are conditioned by both limits, with the exception of Brazil for whom the "Soft Limit" (lower limit) is not currently binding. If the "Hard Limit" is surpassed by a BMC, the subsequent year flow of new approvals for such particular BMC is reduced to an amount no greater than the scheduled amount of debt repayment. If only the "Soft Limit" is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism will also enable the Bank to accumulate additional resources to quickly offset the impact that exposure beyond the soft limit entails on the Bank's capital position. Although no significant changes of the current portfolio composition are anticipated, the framework is expected to contribute over time to further portfolio diversification.

Exposure Exchange Agreement: In November 2015, the Board of Executive Directors authorized Management to reduce the Bank's loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which the MDB has no, or low, exposure.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio and, individual country exposures not exceeding the Bank's 10th largest SG exposure. Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2017 and 2015 (year of inception), the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

TABLE 17: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS
December 31, 2017 and 2015

		EEA Seller	
		S&P Rating	
Country	Amount	As of December 31, 2017	As of December 31, 2015
Angola	$ 85	B-	B+
Armenia	118	BB-	B+
Bosnia & Herzegovina	99	B	B
Egypt	720	B-	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BB+
Jordan	144	B+	BB-
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B+
Pakistan	276	B	B-
Serbia	195	BB	BB-
Tunisia	990	B	BB-
Turkey	311	BB	BB+
Total	$ 4,901		

		EEA Buyer	
		S&P Rating	
Country	Amount	As of December 31, 2017	As of December 31, 2015
Argentina	$ 750	B+	SD
Bolivia	92	BB	BB
Brazil	820	BB	BB+
Chile	66	A+	AA-
Colombia	397	BBB-	BBB
Costa Rica	43	BB-	BB
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	A
Total	$ 4,901		

No non-accrual events have occurred since inception. The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its financial policies.

Capital Adequacy Policy (CAP): The Bank's CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

Box 6 includes the Bank's Mandate as approved by its Board of Governors in 2014.

BOX 6: CAPITAL ADEQUACY POLICY MANDATE

"The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a downturn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean."

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: The Bank's IMM establishes the rules for: i) capital accumulation consistent with the Bank's capital adequacy policy; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, the income from loan charges for sovereign-guaranteed loans, plus 90% of the loan charge income from the Bank's NSG operations, be sufficient to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis. As such, it relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending capacity and disbursement programs; the annual level of administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion, and provides for guiding principles and clear rules to direct equity accumulation to meet with its CAP Mandate.

Enhanced Lending Capacity: Consistent with the rules of the IMM and the definition of the Sustainable Lending Level (SLL), in 2017 the Board of Directors approved a series of rules to allocate a portion of its capital reserve to allow the Bank to increase the SG lending envelope above the SLL in a given year, in order to meet the lending needs of its borrowing member countries in times of stress.

When the Bank intends to lend above its SLL, it will need to determine whether enough Enhanced Lending Capacity is available to accommodate increased lending volume. To deploy the resources available in the Enhanced Lending Capacity, the Board of Directors approved a new lending category called Special Development Lending as a permanent lending category of the Bank.

Non-performing Loans: Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The treatment of non-performing sovereign-guaranteed loans is summarized in **Table 18.**

TABLE 18: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with any borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and to other borrowers guaranteed by the same guarantor, if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

If loans made to a member country funded with resources of certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectability.

Loan and Guarantee Loss Allowances: Since its incorporation, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only five borrowing countries having been placed in non-accrual status for varying times durig 1988— 2001. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. **Table 19** displays information related to the countries, the periods of time, and the maximum amounts of Ordinary Capital sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

TABLE 19: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
As of December 31, 2017
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[1]	Days	Maximum Outstanding Loan Balances[2]
Panama	29-Mar-88	18-Mar-92	1,450	$ 320
Nicaragua	11-May-88	17-Sep-91	1,224	78
Peru	1-Mar-89	17-Sep-91	930	674
Honduras	4-Dec-89	6-Jul-90	214	223
Suriname	10-Nov-92	23-Dec-92	43	12
Suriname	9-Nov-93	14-Feb-94	97	13
Suriname	13-Dec-00	6-Jun-01	175	27
Panama [3]	Mar-88	Mar-92	1,450	198
Peru [3]	Feb-89	Feb-91	942	267
Suriname [3]	Oct-93	Feb-94	123	2
Suriname [3]	Dec-00	Jun-01	175	2

(1) Repayment dates.
(2) Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.
(3) Due to the transfer of net assets from the FSO in 2017, countries that have been in non-accrual while the FSO had operations have been included.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to NSG operations. At December 31, 2017, the Bank has NSG loans classified as impaired for $477 million (2016—$494 million). A provision for loan and guarantee losses of $27 million was recognized during 2017 (2016—$142 million). Total allowances of $553 million were maintained at December 31, 2017 (2016—$535 million). The NSG allowances for loan and guarantee losses were 8.9% of the corresponding combined outstanding portfolios at December 31, 2017 (2016—8.8%).

For the sovereign-guaranteed loan portfolio, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by S&P, adjusted by the probabilities of default to the Bank.

For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that maps to S&P's foreign currency rating scale. It also separates the borrower risk rating from the facility specific assessment deriving a Loss Given Default (LGD) measure by transaction. Both the internal credit linked to a Probability of Default and the LGD are used to assess the collective loan loss allowance.

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. The Bank's derivatives are subject to enforceable master netting agreements. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 20 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2017, the credit exposure amounted to $33,360 million, compared to $27,480 million as of December 31, 2016. The credit quality of the portfolios continues to be high, as 79.2% of the counterparties are rated AAA and AA, 11.1% carry the highest short-term ratings (A1+), 8.1% are rated A, 0.4% are rated BBB, and 1.2% are rated below BBB at December 31, 2017, compared to 78.6%, 9.5%, 10.9%, 0.2% and 0.8%, respectively, in 2016. Excluding collateral, the current credit exposure from swaps increased from $272 million at December 31, 2016 to $298 million at December 31, 2017. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $234 million (2016—$209 million), resulting in an uncollateralized swap exposure of $64 million at December 31, 2017, compared to $63 million in 2016. The Bank also has excess collateral amounting to $72 million (2,016—$119 million) from swap counterparties.

As of December 31, 2017, the Bank's total current credit exposure in Europe was $16,118 million (2016—$13,299 million). There was no direct exposure to the three Eurozone countries rated BBB or lower in 2017or 2016. In these countries, the Bank had $96 million (2016—$145 million) of exposure in asset-backed and mortgage-backed securities, which was generally rated higher than the sovereigns, and no net swap exposure in 2017or 2016. The remaining European current credit exposure of $16,022 million (2016—$13,154 million), regardless of asset class, was in countries rated AA- or higher.

TABLE 20: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]
(Amounts expressed in millions of United States dollars)

	December 31, 2017						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 2,740	$ -	$ 974	$ -	$ -	$ 3,714	11.1
AAA	10,231	768	148	4	-	11,151	33.4
AA	9,471	5,446	270	29	58	15,274	45.8
A	1,446	1,178	-	61	6	2,691	8.1
BBB	120	-	-	18	-	138	0.4
BB	360	-	-	18	-	378	1.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	14	-	14	0.1
Total	$ 24,368	$ 7,392	$ 1,392	$ 144	$ 64	$ 33,360	100.0

	December 31, 2016						
	Investments					Total Exposure on	
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Swap Exposure	Investments and Swaps	% of Total
A1+	$ 2,493	$ -	$ 110	$ -	$ -	$ 2,603	9.5
AAA	8,577	750	134	10	-	9,471	34.5
AA	7,017	4,759	246	74	49	12,145	44.1
A	1,526	1,372	-	73	14	2,985	10.9
BBB	50	-	-	17	-	67	0.2
BB	178	-	-	17	-	195	0.7
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	14	-	14	0.1
Total	$ 19,841	$ 6,881	$ 490	$ 205	$ 63	$ 27,480	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.
(2) Includes assets not currently rated.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. The Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2017, asset/liability management swaps with a notional amount of $1,488 million (2016—$1,930 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2017; the remaining 7% are substantially NSG loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. Additionally, the Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small. This is due to the fact that equity is mostly funding fixed rate assets and the interest rate exposure on debt-funded assets is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

The currency composition of the Bank's assets and liabilities (after swaps) at the end of 2017 and 2016 was substantially all in United States dollars.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Retirement Plan Risk
Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any increases in the shortfall of its pension and postretirement benefit plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics, experience, and management's best estimates of future benefit changes. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Plan's Return Strategies assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans

The Risk Appetite for the Retirement Plans, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans' long-term financial sustainability, and the short-term volatility of the Plans in the Bank's financial statements. As of December 31, 2017, both metrics were within their respective policy limits.

Operational Risk
Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

The Management report and external auditors' report on internal control over financial reporting for 2017 are included in the financial statements.

SUBSEQUENT AND OTHER DEVELOPMENTS

Standard & Poor's Financial Services LLC (S&P) methodology revisions
S&P is in the process of updating its global criteria for rating multilateral lending institutions, and other non-bank supranational institutions, and published a Request for Comments in October 2017. The Bank welcomes some of the proposed revisions, particularly the changes proposed to the eligibility of callable capital and the inclusion of hybrid instruments. However, the Bank has joined other Multilateral Lending Institutions and raised questions with regards to certain changes under consideration by S&P, particularly the changes proposed to the assessment of the preferred creditor treatment. We expect the revised global criteria to be adopted in 2018. We cannot anticipate the final content of the revised criteria. However, based on the information currently available and contained in the Request for Comments, the Bank has concluded that if the revision is adopted as published, the Bank's credit rating and outlook will remain unchanged.

The Tax Cuts and Jobs Act (Act)
In December 2017, the President of the United States signed into law the Act. This legislation seeks to reform aspects of the U.S. tax law and its various provisions are being regulated and become effective over several years. The Bank continues to monitor the implementation of the legislation.

Management Changes
On February 6, 2018, Ms. Ivory Yong-Prötzel was appointed Director of the Office of Evaluation and Oversight, effective May 1, 2018.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting
The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies
The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
Fair Value of Financial Instruments		
The Bank uses fair value as the measurement basis for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for certain disclosures of financial instruments. The trading investment portfolio, borrowings elected under the fair value option and all derivatives are measured at fair value on a recurring basis and changes in fair value of these financial instruments are included in the Statement of Income and Retained Earnings. Details of the Bank's processes for determining fair value are set out in Note L to the Financial Statements. Also	Estimating fair value requires judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. In determining fair value, the Bank follows the GAAP fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Substantially all of the Bank's financial assets and financial liabilities carried at fair value are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, or	Fair value estimates of instruments using valuation models or other techniques are sensitive to assumptions used for the significant inputs. In periods of extreme market volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
refer to Note B and Note S to the Financial Statements, for additional information.	broker/dealer prices, where available; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used, and (ii) discounted cash flow models where market yield curves of other instruments are used as proxies for the instruments' yield curves, for borrowings and related swaps.	
Allowance for Loan and Guarantee Losses		
The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to reflect probable credit losses inherent in the total portfolio at the balance sheet date. The process for determining the allowance for credit losses is discussed in Note B and Note F to the Financial Statements.	The Bank expects that each of its sovereign-guaranteed (SG) loans will be repaid. Accordingly, the allowance for loan losses related to the sovereign-guaranteed portfolio is not expected to be material. Virtually all the recorded allowance represents provisions made for the Bank's non-sovereign guaranteed (NSG) portfolio. Key judgments used in determining the NSG allowance for credit losses include borrower risk ratings and transaction specific loss estimates for collectively assessed loans; as well as market/collateral values and expected projected cash flows for individually evaluated impaired loans. Qualitative adjustments, if warranted, are incorporated in the estimation process to address current events and conditions, considerations regarding regional and global economic uncertainty, and overall credit conditions.	The process of determining the level of the allowance for credit losses for the NSG portfolio requires a high degree of judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Management believes the risk ratings and loss severities currently in use are appropriate based on information currently available.
Pension and Other Postretirement Benefits		
The funded status of the Bank's benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date, is recognized on the Balance Sheet. Net periodic benefit cost is recognized as part of Administrative expenses in the Statement of Income and Retained Earnings. Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise are recognized in Other comprehensive income. For further details, refer to Note B and Note T to the financial statements.	Benefit assumptions are significant inputs to the actuarial models that measure benefit obligations and related costs. The underlying actuarial assumptions are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions. The expected long-term return on plan assets represents Management's best estimate of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Bank's benefit plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected benefit payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation (inherently contained in the assumed discount rate to determine benefit obligation and net periodic benefit cost), the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities breakeven inflation rate, and historical averages.	Changes in the actuarial assumptions will impact future benefit costs and obligations (for example, the discount rate has an inverse relationship with benefit costs and obligations). Actuarial gains and losses occur when actual results are different from expected results.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country

exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2017, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-6 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors
The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Stefania Antonella Bazzoni	Marlene Olivia L. Beco	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
(Italy)	(Belgium)	
Marcelo Bisogno	Marko Marcelo Machicao Bankovic	Bolivia, Paraguay and Uruguay
(Uruguay)	(Bolivia)	
Jerry Christopher Butler	Cheryl Anita Morris-Skeete	The Bahamas, Barbados, Guyana, Jamaica and Trinidad Tobago
(The Bahamas)	(Barbados)	
Alejandro Foxley	María Soledad Barrera Altamirano	Chile and Ecuador
(Chile)	(Ecuador)	
Armando José León Rojas	Fernando Ernesto de León de Alba	Panama and Venezuela
(Venezuela)	(Panama)	
Mark Edward Lopes	*	United States of America
(United States of America)	(United States of America)	
Juan Bosco Martí Ascencio	Carlos Augusto Pared Vidal	Dominican Republic and Mexico
(Mexico)	(Dominican Republic)	
Patricia María Miloslavich Hart	Sergio Díaz Granados Guida	Colombia and Peru
(Peru)	(Colombia)	
Alicia Montalvo Santamaría	Patrick Jean Hervé	Austria, Denmark, Finland, France, Norway, Spain and Sweden
(Spain)	(France)	
Raul Horacio Novoa	*	Argentina and Haiti
(Argentina)		
*	Frederico Gonzaga Jayme Junior	Brazil and Suriname
	(Brazil)	
Guillermo Enrique Rishchynski	Ian Christopher MacDonald	Canada
(Canada)	(Canada)	
José Mauricio Silva	Francisco José Mayorga Balladares	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
(El Salvador)	(Nicaragua)	
Toshiyuki Yasui	Tom Matthew Crowards	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
(Japan)	(United Kingdom)	
* Vacant		

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and among the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the internal and external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and three Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the three Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, and the Vice President for Finance and Administration, are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Julie T. Katzman	Executive Vice President
Alexandre Meira da Rosa	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Jaime A. Sujoy	Vice President for Finance and Administration
José Juan Ruiz Gómez	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Rafael de la Cruz	General Manager, Country Department Andean Group
Verónica Zavala	General Manager, Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic
Therese Turner-Jones	General Manager, Country Department Caribbean Group
Germán Quintana	Secretary of the Bank
John Scott	General Manager and General Counsel, Legal Department
Gustavo De Rosa	General Manager and Chief Financial Officer, Finance Department
Luis Miguel Castilla	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department
Claudia Bock-Valotta	General Manager, Human Resources Department
Nuria Simo Vila	General Manager and Chief Information Officer, Information Technology Department
Irene Arias Hofman	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
Federico Basañes	Manager, Office of External Relations, a.i.
José Agustín Aguerre	Sector Manager Infrastructure and Energy Sector
Marcelo Cabrol	Sector Manager, Social Sector
Ana Maria Rodriguez-Ortiz	Sector Manager, Institutions for Development Sector
Juan Pablo Bonilla	Sector Manager, Climate Change and Sustainable Development Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Federico Basañes	Sector Manager, Knowledge and Learning Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships
Federico Galizia	Chief Risk Officer, Office of Risk Management
Laura Profeta	Chief, Office of Institutional Integrity, a.i.
Jorge Da Silva	Executive Auditor

Cheryl W. Gray is the Director of the Office of Evaluation and Oversight

Ethical Matters
The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors
General: The external auditors are appointed by the Board of Governors. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012-2016, following a competitive bidding process. In April 2017, the Board of Governors reappointed KPMG as the Bank's External Auditor for a second five-year term, covering the fiscal years 2017 through 2021.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2017 financial statement and internal control audits amount to $1,296,000. In addition, KPMG was paid $78,000 during 2017 for services related to bond issuances. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2017 audits are $772,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence.

The Agreement Establishing the Bank
The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges
The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General
The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects".

As part of the mandate from the G-20 proposing that MDBs optimize their respective balance sheets, on September 1, 2016 the Bank's Board of Governors unanimously approved the transfer of all assets and liabilities of the FSO to the Bank, effective January 1, 2017. Under the Agreement, the FSO will continue to exist as a separate account, but with no assets or operations. For additional information refer to Financial highlights section "Transfer of Net Assets from the Fund for Special Operations (FSO) to the Bank".

INTERMEDIATE FINANCING FACILITY ACCOUNT (IFF)

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital. For further information, refer to Financial highlights section– Capitalization.

Total grants for Haiti from the GRF for which a disbursement request has been approved during 2017 amounted to $123 million (2016 - $20 million).

FUNDS UNDER ADMINISTRATION

General
In addition to its Ordinary Capital, the IFF, and the GRF, the Bank administers funds held in trust on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds

48

are mainly used to cofinance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2017, the Bank administered resources on behalf of donors of approximately $2,745 million. During 2017, the Bank received $16 million for the administration and expense reimbursements related to services performed on behalf of these funds.

Multilateral Investment Fund II
The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2017, the MIF approved 76 operations amounting to $85 million. As of December 31, 2017, the MIF has approved operations amounting to $2,010 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

Multilateral Investment Fund III
On April 2, 2017, the Boards of Governors of the Bank and the IIC approved the form of the Agreement Establishing the Multilateral Investment Fund III (MIF III Agreement) and the Agreement for the Administration of the Multilateral Investment Fund III (MIF III Administration Agreement), both of which shall enter into force on any date on which prospective donors representing at least 60% of the total new contributions have deposited their instruments of Contribution. The Multilateral Investment Fund under the MIF III Agreement and the Administration Agreement will continue to be a Fund administered by the Bank. The Boards of Governors also agreed on a $317 million replenishment for the MIF III to finance the Fund's activities in 2019-2023.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. During 2017, the IIC approved 68 operations, which included equity investments, guarantees and loans in the aggregate amount of $1.1 billion. To date, the IIC has approved operations amounting to $7.5 billion. At December 31, 2017, outstanding loans totaled $958 million and outstanding equity investments totaled $49 million.

In 1997, the Bank approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2017, there was $100 million outstanding and $200 million available for disbursement. For additional information on changes to the operations of the IIC effective January 1, 2016, refer to Financial highlights section IDB Group's Activities with the Private Sector.

In November 2017, the IIC changed its brand from IIC to IDB Invest. This rebranding does not entail a change in its legal name.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 2, 2018

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank, Management has evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2017. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2017.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2017. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2017, have been audited by KPMG LLP.

Luis Alberto Moreno
President

Jaime Alberto Sujoy
Vice President for Finance and Administration

Gustavo De Rosa
Finance General Manager and CFO



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

The Board of Governors
Inter-American Development Bank:

Report on Internal Control over Financial Reporting

We have audited the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2017, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's Responsibility for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting*.

Auditors' Responsibility

Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors' judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Inter-American Development Bank – Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2017, and our report dated March 2, 2018, expressed an unmodified opinion on those financial statements.

KPMG LLP

March 2, 2018

2



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

The Board of Governors
Inter-American Development Bank:

Report on the Financial Statements

We have audited the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.



Other Matters

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. Schedules I-1 through I-6 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2017, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2018 expressed an unmodified opinion on the effectiveness of the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting.

KPMG LLP

March 2, 2018

2

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET
(Expressed in millions of United States dollars)

	December 31,			
	2017		2016	
ASSETS				
Cash and investments				
Cash - Notes C and X	$ 896		$ 599	
Investments - Trading - Notes D, L and X, Schedule I-1	33,154	$ 34,050	27,292	$ 27,891
Loans outstanding - Notes E, F and X, Schedules I-2 and I-3	89,082		81,952	
Allowance for loan losses	(546)	88,536	(532)	81,420
Accrued interest and other charges				
On investments	142		125	
On loans	686		611	
On swaps, net	41	869	116	852
Currency and interest rate swaps - Notes K, L, S and X				
Investments - Trading - Schedule I-1	113		259	
Loans	731		855	
Borrowings - Schedule I-4	835		918	
Other	9	1,688	22	2,054
Other assets				
Receivable for investment securities sold	9		-	
Property, net - Note H	447		431	
Miscellaneous - Note E	641	1,097	677	1,108
Total assets		$ 126,240		$ 113,325
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes I, J, K, L, S and X, Schedule I-4				
Short-term	$ 1,143		$ 540	
Medium- and long-term:				
Measured at fair value	54,376		51,149	
Measured at amortized cost	32,909	$ 88,428	28,637	$ 80,326
Currency and interest rate swaps - Notes K, L, S and X				
Investments - Trading - Schedule I-1	305		86	
Loans	476		519	
Borrowings - Schedule I-4	2,039		3,233	
Other	7	2,827	5	3,843
Payable for investment securities purchased		180		37
Payable for cash collateral received		87		277
Liabilities under retirement benefit plans - Note T		397		361
Due to IDB Grant Facility - Note N		359		447
Accrued interest on borrowings		589		501
Undisbursed special programs - Note O		212		220
Other liabilities - Note E		914		853
Total liabilities		93,993		86,865
Equity				
Capital stock - Note P, Schedules I-5 and I-6				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,812		-	
	11,851		6,039	
Capital subscriptions receivable	(6)		(24)	
Receivable from members - Note G	(807)		(215)	
Retained earnings - Note Q	20,670		20,055	
Accumulated other comprehensive income - Note R	539	32,247	605	26,460
Total liabilities and equity		$ 126,240		$ 113,325

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

		Years ended December 31,				
		2017		2016		2015
Income						
Loans						
Interest, after swaps - Notes E, K and S	$	2,419	$	2,237	$	1,839
Other loan income		116		128		107
		2,535		2,365		1,946
Investments - Notes D and K						
Interest		487		286		111
Net gains (losses)		1		35		(51)
Other interest income - Notes K and S		12		23		35
Other		40		24		21
Total income		3,075		2,733		2,062
Expenses						
Borrowing expenses						
Interest, after swaps - Notes I, J, K and L		1,206		779		388
Other borrowing costs		17		18		21
		1,223		797		409
Provision for loan and guarantee losses - Note F		27		142		73
Administrative expenses		736		676		768
Special programs - Note O		104		91		95
Total expenses		2,090		1,706		1,345
Operating income		985		1,027		717
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes I, J, K and S		(370)		(179)		443
Board of Governors approved transfers - Note N		-		-		(200)
Net income		615		848		960
Retained earnings, beginning of year		20,055		19,207		18,247
Retained earnings, end of year	$	20,670	$	20,055	$	19,207

STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

		Years ended December 31,				
		2017		2016		2015
Net income	$	615	$	848	$	960
Other comprehensive income (loss) - Note R						
Reclassification to income (loss)- amortization of net actuarial losses and prior service credit on retirement benefits plans - Note T		1		(8)		42
Recognition of changes in assets/liabilities under retirement benefit plans - Note T		(67)		(40)		187
Total other comprehensive income (loss)		(66)		(48)		229
Comprehensive income	$	549	$	800	$	1,189

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2017	2016	2015
Cash flows from lending and investing activities			
Lending:			
Loan disbursements	$ (10,250)	$ (9,600)	$ (9,719)
Loan collections	7,748	6,023	5,132
Net cash used in lending activities	(2,502)	(3,577)	(4,587)
Purchase of property	(47)	(59)	(47)
Miscellaneous assets and liabilities	12	34	73
Net cash used in lending and investing activities	(2,537)	(3,602)	(4,561)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	18,675	15,569	18,787
Repayments	(12,783)	(13,889)	(13,468)
Short-term borrowings:			
Proceeds from issuance	5,627	5,116	5,909
Repayments	(5,022)	(5,089)	(6,071)
Cash collateral received (returned)	(190)	(163)	43
Collections of receivable from members	4	15	16
Collections of capital subscriptions	28	346	320
Payments of maintenance of value to members	(54)	-	(4)
Cash transferred from the FSO	287	-	-
Net cash provided by financing activities	6,572	1,905	5,532
Cash flows from operating activities			
Gross purchases of trading investments	(60,809)	(50,758)	(46,074)
Gross proceeds from sale or maturity of trading investments	56,199	51,266	45,544
Loan income collections, after swaps	2,473	2,489	1,760
Interest and other costs of borrowings, after swaps	(996)	(612)	(1,313)
Income from investments	284	158	71
Other interest income	13	24	36
Other income	46	18	29
Administrative expenses	(740)	(717)	(660)
Transfers to the IDB Grant Facility	(123)	(92)	(162)
Special programs	(112)	(109)	(101)
Net cash provided by (used in) operating activities	(3,765)	1,667	(870)
Effect of exchange rate fluctuations on Cash	27	(12)	5
Net increase (decrease) in Cash	297	(42)	106
Cash, beginning of year	599	641	535
Cash, end of year	$ 896	$ 599	$ 641

The accompanying notes are an integral part of these financial statements.

58

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORIGIN

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The Bank works to improve lives in Latin America and the Caribbean and its objective is to achieve economic and social development in a sustainable, climate friendly way, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, the Fund for Special Operations (FSO) until December 31, 2016, the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

As part of the recommendations from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, the Bank's Board of Governors unanimously approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, as follows (in millions):

	January 1, 2017
Cash	$ 287
Investments	535
Loans outstanding, net	4,510
Accrued interest and others	88
Total assets	$ 5,420
Amounts payable to maintain value of currency holdings	(224)
Other liabilities	(36)
Total liabilities	(260)
Total equity	$ 5,160

The transferred net assets of the FSO resulted in the recognition of $5,812 million of Additional paid-in capital, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Such transfer ensured the Bank's ability to continue to provide resources to its least developed borrowing member countries at concessional terms. Starting on January 1, 2017, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources. Under the Agreement Establishing the Inter-American Development Bank, the FSO will continue to exist as a separate account, but with no assets or operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

Accounting Developments

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. Supplemental guidance was subsequently issued in the form of additional ASUs related to the revenue recognition topic. The new guidance does not change the accounting for income earned on loans, guarantees, or other financial instruments. For the Bank this ASU became effective January 1, 2018 and is applicable to certain administration fees the Bank charges on funds held in trust and managed on behalf of donors. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. Specifically, the new standard requires that changes in fair value of financial liabilities measured under the fair value option that result from a change in instrument-specific credit risk be recognized in Other comprehensive income. For the Bank this ASU is effective January 1, 2018. Accordingly, as cumulative catch-up reclassification from Retained earnings to Accumulated other comprehensive income (AOCI) of $16 million was recorded upon adoption. This represents the amount attributable to changes in instrument-specific credit risk for financial liabilities measured under the fair value option that existed as of the date of adoption. Starting in the first quarter of 2018, changes in fair value related to instrument-specific credit risk are included as a component of Other comprehensive income (loss)[8], whereas previously these amounts were recognized in the Net fair value adjustment on non-trading portfolios and foreign currency transactions line as part of Net income. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. For the Bank this ASU is effective January 1, 2019. The Bank is currently evaluating the new standard, but does not expect the ASU to have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU is effective January 1, 2020. The Bank is currently in the process of assessing the impact that this standard will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU became effective January 1, 2018. Adoption of the ASU did not have a material impact on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit cost to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside a subtotal of income from operations, if one is presented. For the Bank, this ASU became effective January 1, 2018. The Bank will make conforming changes to the income statement presentation as required by this ASU in its condensed quarterly financial statements for the first quarter of 2018.

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(8) References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

Currency Accounting
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Valuation and Recognition of Capital Stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of Value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of the Equity, if the related MOV amount is a receivable.

Board of Governors Approved Transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Retained Earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

Investments
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded in accordance with trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-Sovereign Guaranteed (NSG) loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

The Bank makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. In addition, if loans made to a member country with resources of other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

The Bank periodically reviews the collectibility of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the sovereign-guaranteed and NSG loan portfolios. Such reviews consider the credit risk for each portfolio, as defined below, as well as the potential for loss arising from delay in the scheduled loan repayments.

For purposes of determining the allowance for loan losses, loans are divided in two main portfolios: sovereign-guaranteed and NSG. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written-off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. The Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that maps to S&P's foreign currency rating scale. It also separates the borrower risk rating from the facility specific assessment deriving a Loss Given Default (LGD) measure by transaction. Both the internal credit linked to a Probability of Default and the LGD are used to assess the collective loan loss allowance.

The Bank considers a NSG loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for NSG operations, or with a member country sovereign counter-guarantee. As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the credit risk classification system used for NSG operations as described under Loans above.

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no non-accruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, on the Balance Sheet. The above mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the Bank's allowance for loan losses, which are included in Other assets – Miscellaneous and Other-income, respectively.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

A substantial amount of our borrowings are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the derivative contract as the "interest component". The interest component for derivatives related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related derivatives is included in Income from loans. The interest component for borrowing derivatives and equity duration derivatives are recorded in Borrowing expenses and Other interest income, respectively. The changes in fair value of lending, borrowing and equity duration derivatives are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses- Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative Expenses

The administrative expenses of the Bank were allocated between the Ordinary Capital and the FSO pursuant to the allocation percentage approved by the Board of Governors, which was 97% for the Ordinary Capital and 3% for the FSO in 2016 and 2015. Such allocation was discontinued in 2017 due to the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017.

Special Programs

Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and Postretirement Benefit Plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, and amortization of prior service costs/credits and gains/losses previously recognized as a component of Other comprehensive income (loss) remaining in Accumulated other comprehensive income.

NOTE C – RESTRICTED CURRENCIES

At December 31, 2017, Cash includes $440 million (2016 – $192 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $48 million (2016 – $43 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in obligations of sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2017 of $8 million (2016 – $12 million; 2015 – $(62) million) were included in Income from Investments-Net gains (losses).

A schedule of the trading portfolio instruments at December 31, 2017 and 2016 is shown in the Schedule of Trading Investments and Swaps in Schedule I-1.

NOTE E – LOANS AND GUARANTEES OUTSTANDING

The loan portfolio substantially includes sovereign-guaranteed (SG) loans as follows:
- Single Currency Facility (SCF) loans (LIBOR-based and fixed-base cost rates)
- Flexible Financing Facility (FFF) loans (LIBOR-based, fixed-based cost interest rates and local currency)
- Since January1, 2017, concessional loans transferred from FSO.

In addition, the loan portfolio also includes NSG loans.

Sovereign guaranteed-Loan Portfolio
Currently available products: The FFF, effective January 1, 2012, is currently the only financial product platform for approval of all regular sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, local currencies and other major currencies.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

NSG Loan Portfolio

The Bank offers loans to eligible entities without sovereign guarantees under various terms. NSG loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months substantially all based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Beginning on January 1, 2016, and extending for a seven-year period, NSG activities are being originated by the Inter-American Investment Corporation (IIC) and largely cofinanced by the Bank and the IIC.

For cofinanced NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. As of December 31, 2017 and 2016, total NSG cofinanced outstanding loans amounted to $525 million and $73 million, respectively.

The Bank's loan charges consist of a lending spread on the outstanding amount, an annual credit commission on the undisbursed balance of the loan, and a supervision and inspection fee. Loan charges for 2017, 2016 and 2015 were as follows:

	Lending spread %	Credit commission %	Supervision and inspection fee %
2015			
First semester	0.85	0.25	-
Second semester	1.15	0.50	-
2016	1.15	0.50	-
2017	0.85	0.50	-

These charges apply to the non-concessional component of sovereign-guaranteed loans and NSG loans to other development institutions, comprising approximately 93% of the loan portfolio, and are subject to review and approval annually, or more frequently if deemed necessary, by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $317 million (2016 – $322 million; 2015 – $353 million) representing the net interest component of related lending swap transactions.

A schedule of loans outstanding and undisbursed balance by country is presented in Schedule I-2, and a schedule of outstanding loans by currency and interest rate type, and their maturity structure as of December 31, 2017 and 2016 is shown in Schedule I-3.

Inter-American Investment Corporation

In 1997, the Bank approved a loan to the IIC (a separate international organization whose 45 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2017 and 2016, there was $100 million recorded in Loans outstanding.

Loan Participations

The Bank mobilizes funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while reserving to itself the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included on the Bank's Balance Sheet. As of December 31, 2017, there were $2,779 million (2016 – $2,781 million) in outstanding participations in NSG loans.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee.

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 3 months to 9 years, except for trade related guarantees that have maturities of up to 3 years. As of December 31, 2017, guarantees of $353 million (2016 – $230 million) were outstanding and subject to call, and were classified as follows (in millions):

	December 31, 2017				December 31, 2016			
	NSG [1]	NSG TFFP [1]	SG [2]	Total	NSG [1]	NSG TFFP [1]	SG [2]	Total
a+ to a-	$ 55	$ -	$ -	$ 55	$ 56	$ -	$ -	$ 56
bbb+ to bbb-	27	-	60	87	28	-	60	88
bb+ to bb-	80	37	-	117	13	40	-	53
b+ to b-	8	82	-	90	11	22	-	33
ccc+ to cc	-	4	-	4	-	-	-	-
Total	$ 170	$ 123	$ 60	$ 353	$ 108	$ 62	$ 60	$ 230

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio, and individual country exposures not exceeding the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2017 and 2016, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

		EEA Seller	
			S&P Rating
Country	Amount	As of December 31, 2017	As of December 31, 2016
Angola	$ 85	B-	B
Armenia	118	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B-	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BB+
Jordan	144	B+	BB-
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B
Pakistan	276	B	B
Serbia	195	BB	BB-
Tunisia	990	B	BB-
Turkey	311	BB	BB
Total	$ 4,901		

		EEA Buyer	
			S&P Rating
Country	Amount	As of December 31, 2017	As of December 31, 2016
Argentina	$ 750	B+	B-
Bolivia	92	BB	BB
Brazil	820	BB	BB
Chile	66	A+	AA-
Colombia	397	BBB-	BBB
Costa Rica	43	BB-	BB-
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	A-
Total	$ 4,901		

As of December 31, 2017 and 2016, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $522 million and $563 million, respectively.

IFF Subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2017, the IFF paid $13 million (2016 – $18 million; 2015 – $16 million) of interest to the Bank on behalf of the borrowers.

NOTE F – CREDIT RISK FROM THE LOAN AND GUARANTEES PORTFOLIOS

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 93% of the loans are sovereign-guaranteed, as of December 31, 2017 and 2016 .

Sovereign-guaranteed Loans
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2017 and 2016, as represented by the long-term foreign currency credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2017	2016
AA+ to AA-	$ -	$ 583
A+ to A-	702	665
BBB+ to BBB-	30,328	28,931
BB+ to BB-	26,851	22,287
B+ to B-	21,121	21,342
CCC+ to CC	2,160	2,214
SD	2,018	-
Total	$ 83,180	$ 76,022

The ratings presented above have been updated as of December 31, 2017 and 2016, respectively.

NSG Loans
The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

In order to further enhance the Bank's management of credit risk, during the fourth quarter of 2015, the Bank implemented changes to its credit risk classification system to provide for a more granular rating scale that maps to S&P's foreign currency rating scale. It also separated the borrower risk rating from the facility-specific assessment deriving a Loss Given Default (LGD) measure by transaction for each NSG loan. Both the internal credit rating linked to a Probability of Default (PD) and the LGD are used to assess the collective loan loss allowance.

As of December 31, 2017, NSG outstanding loans are primarily composed of project finance loans (34%), loans to financial institutions (30%) and corporate loans (27%), each type using different credit risk scorecards to perform the borrower risk assessment.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions considers country-related risk including regulatory, competition, government support and macro-economic risks, which acts as an anchor for the risk assessment as a whole.

Additionally, the rating scorecard assesses the following institution-specific factors: capital adequacy, asset quality, operating policies & procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. While the country risk is embedded in the assessment of the borrower, the sovereign rating also acts as a ceiling of the final borrower rating, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

Factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and financial risks, including a qualitative assessment of financial risks and a quantitative assessment of financial ratios. After consideration of these borrower specific characteristics, extraordinary support from shareholders or from the government, may be considered, if applicable.

The Bank assesses the transaction characteristics through a separate model to determine the probable LGD which considers the collateral, the seniority of the loan or guarantee, jurisdiction (in terms of bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the LGD for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of December 31, 2017 and 2016, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Internal Credit Risk Classification [1]	2017		2016	
a+ to a-	$	400	$	400
bbb+ to bbb-		136		436
bb+ to bb-		2,409		2,214
b+ to b-		2,181		2,244
ccc+ to d		623		515
Total	$	5,749	$	5,809

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale.

In addition, as of December 31, 2017, the Bank has loans to other development institutions for $153 million with ratings ranging from AA+ to A (2016 – $121 million with ratings ranging from AA to A).

Past due and Non-Accrual Loans
As of December 31, 2017, NSG loans 90 or more days past due amounted to $273 million (2016 - $279 million). NSG loans with outstanding balances of $477 million were on non-accrual status (2016 - $494 million), including $259 million whose maturity was accelerated (2016 - $169 million). There were no sovereign-guaranteed loans 180 or more days past due, impaired or in non-accrual status as of December 31, 2017 and 2016.

Impaired Loans
The Bank's outstanding balance of NSG loans classified as impaired was $477 million at December 31, 2017 (2016 - $494 million; 2015 - $466 million). All impaired loans have specific allowances for loan losses of $334 million (2016 - $334 million; 2015 - $235 million).

A summary of financial information related to impaired loans affecting the results of operations for the years ended December 31, 2017, 2016, and 2015 is as follows (in millions):

| | Years ended December 31, | | | | | |
	2017		2016		2015	
Average recorded investment during the period	$	499	$	509	$	415
Loan income recognized on cash basis		17		25		9
Loan income that would have been recognized on an accrual basis during the period		26		31		24

Allowance for Loan and Guarantee Losses

Sovereign-guaranteed portfolio: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract. A collective allowance is recognized for this exposure.

NSG portfolio: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years (five years in 2015). Based upon (i) PD rate for each transaction, (ii) the amount of credit exposure and (iii) the LGD, the required level of the collective loss allowance is determined.

The Bank has specific loss allowances for impaired loans, which are individually evaluated, as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions):

	2017		2016		2015	
Balance, beginning of year	$	535	$	446	$	373
Provision for loan and guarantee losses		27		142		73
Write-off		(9)		(53)		-
Balance, end of year	$	553	$	535	$	446
Composed of:						
Allowance for loan losses	$	546	$	532	$	444
Allowance for guarantee losses[1]		7		3		2
Total	$	553	$	535	$	446

(1) The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions):

Sovereign-guaranteed Portfolio

Collective allowance	2017		2016		2015	
Balance, beginning of year	$	2	$	5	$	14
Credit for loan and guarantee losses		-		(3)		(9)
Balance, end of year	$	2	$	2	$	5

NSG Portfolio

Specific allowance	2017		2016		2015	
Balance, beginning of year	$	334	$	235	$	183
Provision for loan and guarantees losses		9		152		52
Write-off		(9)		(53)		-
Balance, end of year	$	334	$	334	$	235

Collective allowance	2017		2016		2015	
Balance, beginning of year	$	199	$	206	$	176
Provision (credit) for loan and guarantee losses		18		(7)		30
Balance, end of year	$	217	$	199	$	206

Except for the impaired loans in the NSG portfolio, all loans and guarantees have been collectively evaluated for impairment.

During 2017 and 2016, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses.

Troubled Debt Restructurings

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of a NSG loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment. It is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the new terms specified in the restructuring agreement.

During 2017, there were three troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $127 million, an undisbursed balance of $61 million, and a specific allowance for loan losses of $68 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2016, there were two troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $100 million and a specific allowance for loan losses of $86 million. Such loan agreements were mainly modified to provide an additional facility to cover cost overruns, extend the repayment date and commitment periods.

During 2017, there was one payment default of an impaired NSG loan that was previously modified in a troubled debt restructuring. The default occurred because of a mandatory prepayment trigger event when the full outstanding amount of $91 million became due and payable. The default event did not significantly change the existing assumptions for the expected future cash flows related to the loan, thus did not have a significant effect on its specific allowance of $77 million recorded as of December 31, 2017. During 2016, there were no payment defaults on loans previously modified in a troubled debt restructuring.

NOTE G – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

The composition of the net receivable from members as of December 31, 2017 and 2016, is as follows (in millions):

	December 31, 2017	December 31, 2016
Regional developing members	$ 713	$ 204
Canada	41	-
Non-regional members, net	(161)	(32)
Total	$ 593	$ 172

The amounts are represented in the Balance Sheet as follows (in millions):

	December 31, 2017	December 31, 2016
Receivable from members	$ 807	$ 215
Amounts payable to maintain value of currency holdings	(214)	(43)
Total	$ 593	$ 172

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding the member's MOV obligation outstanding with the Ordinary Capital in the amount of $252 million agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2017 the amount outstanding was $217 million (2016 - $142 million). Increase in amount outstanding as of December 31,2017 is due to the receivables transferred from the FSO.

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. As of December 31, 2017, several member countries have agreed to the conversion of their currency and settlement of the MOV payable obligations totaling $54 million.

NOTE H – PROPERTY

At December 31, 2017 and 2016, Property, net consists of the following (in millions):

	2017	2016
Land, buildings, improvements, capitalized software and equipment at cost	$ 856	$ 810
Less: accumulated depreciation	(409)	(379)
Total	$ 447	$ 431

NOTE I – BORROWINGS

Medium- and long-term borrowings at December 31, 2017 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0% to 11.02%, before swaps, and from (0.60%) (equivalent to 3-month JPY LIBOR less 58 basis points) to 7.16% (equivalent to the MXN Interbank Equilibrium Interest Rate less 30 basis points), after swaps, with various maturity dates through 2044. A schedule of the medium- and long-term borrowings and swaps at December 31, 2017 and 2016 is shown in Schedule I-4.

The Bank also has a short-term borrowing program (the Discount Note Program) under which discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. At December 31, 2017, the weighted average rate of short-term borrowings was 1.33% (2016 – 0.49%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $864 million during 2017 (2016 – $1,155 million; 2015 – $1,480 million).

As of December 31, 2017 and 2016, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2017			2016		
2018	$	16,357	2017	$	11,740
2019		15,377	2018		16,230
2020		16,386	2019		15,187
2021		8,504	2020		11,024
2022		13,266	2021		7,276
2023 to 2027		15,654	2022 to 2026		15,622
2028 to 2032		184	2027 to 2031		870
2033 to 2037		7	2032 to 2036		8
2038 to 2042		1,135	2037 to 2041		629
2043 to 2044		675	2042 to 2044		1,175
Total	$	87,545	Total	$	79,761

NOTE J – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2017, 2016, and 2015 as follows (in millions):

	2017		2016		2015	
Borrowing expenses-Interest, after swaps	$	(1,415)	$	(1,349)	$	(1,350)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		(744)		850		2,558
Total changes in fair value included in Net income	$	(2,159)	$	(499)	$	1,208

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2017 and 2016, was as follows (in millions):

	2017		2016	
Fair value	$	54,772 [1]	$	51,506 [1]
Unpaid principal outstanding		54,085		50,618
Fair value over unpaid principal outstanding	$	687	$	888

(1) Includes accrued interest of $396 million and $357 million in 2017 and 2016, respectively.

NOTE K – DERIVATIVES

Risk Management Strategy and Use of Derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. Included in the Other category, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years. See Schedules I-1 and I-4 for further details about investment and borrowing swaps.

Financial Statements Presentation
All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2017 [1]		December 31, 2016 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 39	$ 302	$ 218	$ 74
	Loans	715	109	837	14
	Borrowings	617	1,291	343	2,710
	Accrued interest and other charges				
	-On swaps, net	41	3	(11)	(60)
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	74	3	41	12
	Loans	16	367	18	505
	Borrowings	218	748	575	523
	Other	9	7	22	5
	Accrued interest and other charges				
	-On swaps, net	35	32	90	23
		$ 1,764	$ 2,862	$ 2,133	$ 3,806

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31,		
		2017	2016	2015
Currency swaps				
Investments - Trading	Income from Investments:			
	Interest	$ (32)	$ (67)	$ (63)
	Net gains (losses)	175	164	101
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(477)	106	234
Loans	Income from Loans-Interest, after swap	(160)	(99)	(89)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(180)	365	478
Borrowings	Borrowing expenses-Interest, after swaps	436	514	673
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	910	(650)	(2,083)
Interest rate swaps				
Investments - Trading	Income from Investments:			
	Interest	(19)	(72)	(84)
	Net gains (losses)	43	69	5
Loans	Income from Loans-Interest, after swaps	(157)	(223)	(264)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	136	185	67
Borrowings	Borrowing expenses-Interest, after swaps [1]	428	641	807
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(581)	(633)	(135)
Other	Other interest income	12	23	35
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(13)	(15)	(11)
Futures	Income from Investments- Net gains (losses)	-	1	-
		$ 521	$ 309	$ (329)

(1) In 2017, includes the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, as a result of the transfer of loans from the FSO.

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at December 31, 2017 is $1,396 million (2016 - $1,944 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $686 million at December 31, 2017 (2016 - $1,060 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2017 and 2016 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

| Derivative type/Rate type | December 31, 2017 | | | |
| | Currency swaps | | Interest Rate swaps | |
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 8,404	$ -	$ 8,155
Adjustable	8,382	74	8,155	-
Loans				
Fixed	-	1,515	1	6,799
Adjustable	3,736	1,603	6,799	1
Borrowings				
Fixed	14,205	265	54,590	-
Adjustable	1,012	15,932	2,155	56,639
Other				
Fixed	-	-	1,238	250
Adjustable	-	-	250	1,238

| Derivative type/Rate type | December 31, 2016 | | | |
| | Currency swaps | | Interest Rate swaps | |
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ 150	$ 5,922	$ -	$ 7,325
Adjustable	6,142	-	7,325	-
Loans				
Fixed	-	1,071	12	7,615
Adjustable	3,358	1,530	7,615	12
Borrowings				
Fixed	14,279	313	50,625	348
Adjustable	1,003	17,792	4,202	54,371
Other				
Fixed	-	-	1,630	300
Adjustable	-	-	300	1,630

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2017 and 2016 are as follows (in millions):

Description	December 31, 2017		December 31, 2016	
Derivatives				
Gross Amounts of Assets presented in the Balance Sheet [1]	$	1,764	$	2,133
Gross Amounts Not Offset in the Balance Sheet:				
Financial Instruments		(1,466)		(1,861)
Collateral Received [3]		(234)		(209)
Net Amount	$	64	$	63
Derivatives				
Gross Amounts of Liabilities presented in the Balance Sheet [2]		(2,862)		(3,805)
Gross Amounts Not Offset in the Balance Sheet:				
Financial Instruments		1,466		1,861
Collateral Pledged		-		-
Net Amount	$	(1,396)	$	(1,944)

(1) Includes accrued interest of $75 million and $79 million, in 2017 and 2016, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.

(2) Includes accrued interest of $35 million and $(37) million, in 2017 and 2016, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.

(3) Cash collateral amounts to $87 million (2016 - $277 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

Close-out Netting Provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of Collateral Agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE L – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -   Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -   Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2017 and 2016 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2017[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 3,088	$ 3,088	$ -	$ -
U.S. Government-sponsored enterprises	473	-	473	-
Obligations of non-U.S. governments	6,856	1,446	5,410	-
Obligations of non-U.S. agencies	9,238	-	9,238	-
Obligations of non-U.S. sub-sovereigns	2,440	-	2,440	-
Obligations of supranationals	2,273	-	2,273	-
Bank obligations[2]	7,392	-	7,392	-
Corporate securities	1,392	-	1,392	-
Mortgage-backed securities	115	-	115	-
Asset-backed securities	29	-	15	14
Total Investments - Trading	33,296	4,534	28,748	14
Currency and interest rate swaps	1,764	-	1,764	-
Total	$ 35,060	$ 4,534	$ 30,512	$ 14

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges – On investments of $142 million for trading investments and under Accrued interest and other charges - On swaps, net of $76 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2016[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 2,037	$ 2,037	$ -	$ -
U.S. Government-sponsored enterprises	462	-	462	-
Obligations of non-U.S. governments	5,900	1,844	4,056	-
Obligations of non-U.S. agencies	8,319	-	8,319	-
Obligations of non-U.S. sub-sovereigns	1,440	-	1,440	-
Obligations of supranationals	1,683	-	1,683	-
Bank obligations[2]	6,881	-	6,881	-
Corporate securities	490	-	490	-
Mortgage-backed securities	171	-	171	-
Asset-backed securities	34	-	20	14
Total Investments - Trading	27,417	3,881	23,522	14
Currency and interest rate swaps	2,133	-	2,133	-
Total	$ 29,550	$ 3,881	$ 25,655	$ 14

(1) Represents the fair value of the referred assets, including their accrued interest presented and money on the Balance Sheet under Accrued interest and other charges - On investments of $125 million for trading investments and under Accrued interest and other charges - On swaps, net of $79 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities

Liabilities	Fair Value Measurements December 31, 2017[1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	54,772	$	-	$	54,772	$	-
Currency and interest rate swaps		2,862		-		2,862		-
Total	$	57,634	$	-	$	57,634	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $396 million for borrowings and under Accrued interest and other charges-On swaps, net of $35 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2016[1]		Level 1		Level 2		Level 3	
Borrowings measured at fair value	$	51,506	$	-	$	51,506	$	-
Currency and interest rate swaps		3,806		-		3,806		-
Total	$	55,312	$	-	$	55,312	$	-

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $357 million for borrowings and under Accrued interest and other charges-On swaps, net of $(37) million for currency and interest rate swaps.

As of December 31, 2017 and 2016, the investment portfolio includes $14 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There was no activity associated with Level 3 financial assets and financial liabilities for the years ended December 31, 2017, 2016 or 2015.

There were no transfers between levels during 2017, 2016 or 2015, for securities held at the end of those reporting periods. The Bank's policy for transfers between levels is to reflect these transfers as of the beginning of the reporting period.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note X – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $89,063 million as of December 31, 2017 ($83,597 million as of December 31, 2016), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for NSG loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

Loans are not measured at fair value on an ongoing basis but are subject to fair value measurements in certain circumstances, such as when there is evidence of impairment. Loans that are evaluated for impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, have been classified as Level 3. The balance of such impaired loans, net of the related reserves, amounted to $143 million and $160 million at December 31, 2017 and 2016, respectively.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $33,595 million as of December 31, 2017 ($29,317 million as of December 31, 2016), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $383 million as of December 31, 2017 ($560 million as of December 31, 2016) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

As a result of a NSG loan restructuring, in 2016 the Bank received certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $0.5 million as of December 31, 2017 ($21 million as of December 31, 2016) and reported in Other assets - Miscellaneous on the Balance Sheet. The fair value of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3.

NOTE M – COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2017, the Bank had received eligible collateral (U.S. Treasuries and cash) of $306 million (2016 – $328 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2017 and 2016, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2017	2016
Investments - Trading Portfolio		
Currency swaps	$ 33	$ 194
Interest rate swaps	54	34
Loan Portfolio		
Currency swaps	696	818
Interest rate swaps	16	18
Borrowing Portfolio		
Currency swaps	687	381
Interest rate swaps	278	677
Other		
Interest rate swaps	10	23

NOTE N – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to MDBs to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total additional amount of $1,000 million), aligned with the disbursement needs of the GRF's operations in Haiti. To achieve higher financial efficiency, additional income transfers will only be considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. Given the GRF's fund balance, no Ordinary Capital income transfers were required or approved by the Board of Governors in 2017 and 2016.

Such income transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

NOTE O – UNDISBURSED SPECIAL PROGRAMS

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2017 and 2016 (in millions):

	2017		2016	
Undisbursed special programs as of January 1	$	220	$	238
Special programs approved		111		100
Cancellations		(7)		(9)
Special programs, net		104		91
Disbursements		(112)		(109)
Undisbursed special programs as of December 31	$	212	$	220

NOTE P – CAPITAL STOCK AND VOTING POWER

Capital stock

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

A schedule of subscriptions to capital stock is presented in Schedule I-5. The changes in subscribed capital during the years ended December 31, 2017 and 2016 were as follows (in millions, except for share information):

	Subscribed Capital									
	Shares		Paid-in		Callable		APIC		Total	
Balance at January 1, 2016	13,009,464	$	5,699	$	151,240	$	-	$	156,939	
Subscriptions during 2016	1,160,644		340		13,661		-		14,001	
Balance at December 31, 2016	14,170,108		6,039		164,901		-		170,940	
Additional paid-in capital (transfer from FSO)	-		-		-		5,812		5,812	
Balance at December 31, 2017	14,170,108	$	6,039	$	164,901	$	5,812	$	176,752	

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2017 are shown in the schedule of subscriptions to capital stock and voting power in Schedule I-6.

NOTE Q – RETAINED EARNINGS

The composition of Retained earnings as of December 31, 2017 and 2016 is as follows (in millions):

	2017	2016
General reserve	$ 18,005	$ 17,390
Special reserve	2,665	2,665
Total	$. 20,670	$ 20,055

NOTE R – ACCUMULATED OTHER COMPREHENSIVE INCOME

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income is comprised of the effects of the pension and postretirement benefits accounting requirements. Refer to Note B - Summary of Significant Accounting Policies, Currency Accounting, for additional information. The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Translation Adjustments Allocation		Pension	
	General Reserve	Special Reserve	Adjustments	Total
Balance at January 1, 2015	$ 1,011	$ (100)	$ (487)	$ 424
Recognition of changes in assets/liabilities under retirement benefit plans:				
Prior service credit	-	-	65	65
Net actuarial gains	-	-	122	122
Reclassification to income-amortization of:				
Prior service credit	-	-	(3)	(3)
Net actuarial losses	-	-	45	45
Balance at December 31, 2015	1,011	(100)	(258)	653
Recognition of changes in assets/liabilities under retirement benefit plans:				
Net actuarial losses	-	-	(40)	(40)
Reclassification to income-amortization of:				
Prior service credit	-	-	(11)	(11)
Net actuarial losses	-	-	3	3
Balance at December 31, 2016	1,011	(100)	(306)	605
Recognition of changes in assets/liabilities under retirement benefit plans:				
Prior service cost	-	-	(1)	(1)
Net actuarial losses	-	-	(66)	(66)
Reclassification to income-amortization of:				
Prior service cost			1	1
Prior service credit	-	-	(11)	(11)
Net actuarial losses	-	-	11	11
Balance at December 31, 2017	$ 1,011	$ (100)	$ (372)	$ 539

The amortization of prior service cost (credit) and net actuarial gains and losses, if any, is a component of the net periodic benefit cost reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note T – Pension and Postretirement Benefit Plans, for additional information.

NOTE S – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2017, 2016 and 2015 comprise the following (in millions):

	Years ended December 31,					
	2017		2016		2015	
Fair value adjustments - gains (losses)[1]						
Borrowings	$	(744)	$	850	$	2,558
Derivatives						
Borrowing swaps		329		(1,283)		(2,218)
Lending swaps		(44)		550		545
Equity duration swaps		(13)		(15)		(11)
Other assets		(20)		-		-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other		122		(281)		(431)
	$	(370)	$	(179)	$	443

(1)   Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments of $(370) million (2016 - $(179) million; 2015 - $443 million) mostly relate to changes in the fair value of (i) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings since they are not recorded at fair value, (ii) borrowings at fair value due to changes in the Bank's own credit spreads, as well as (iii) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2017, 2016 and 2015, comprise the following (in millions):

	Years ended December 31,					
	2017		2016		2015	
Currency transaction gains (losses):						
Borrowings, at fair value	$	(1,063)	$	367	$	1,953
Derivatives, at fair value						
Borrowing swaps		1,045		(402)		(1,955)
Lending swaps		(97)		328		434
		(115)		293		432
Currency transaction gains (losses) related to:						
Borrowings at amortized cost		(18)		11		73
Loans		96		(303)		(440)
Other		44		11		(64)
		122		(281)		(431)
Total	$	7	$	12	$	1

NOTE T – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees, and the Local Retirement Plan (LRP) for national employees of the Bank in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care, tax reimbursement, and certain other benefits to retirees. Employees who retire, receive a monthly pension from the Bank or the IIC, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefit Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

Obligations and Funded Status
The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2017, 2016 and 2015 (in millions):

	Pension Benefits			Postretirement Benefits		
	2017	2016	2015	2017	2016	2015
Change in benefit obligation						
Benefit obligation, beginning of year	$ 3,930	$ 3,751	$ 3,874	$ 1,864	$ 1,785	$ 1,940
Service cost	94	88	107	37	40	55
Interest cost	156	152	147	77	73	75
Net transfers into the plan[1]	(4)	(54)	-	(3)	(40)	-
Plan participants' contributions	25	24	25	-	-	-
Retiree drug subsidy received	-	-	-	-	1	1
Plan amendment	-	-	-	-	-	(65)
Prior sevice cost	1	-	-	-	-	-
Benefits paid	(142)	(133)	(128)	(42)	(39)	(37)
Net actuarial (gains) losses	320	102	(274)	221	44	(184)
Benefit obligation, end of year	4,380	3,930	3,751	2,154	1,864	1,785
Change in plan assets						
Fair value of plan assets, beginning of year	3,812	3,639	3,715	1,621	1,555	1,584
Net transfers into the plan[1]	(4)	(54)	-	(3)	(40)	-
Actual return on plan assets	557	286	(27)	233	118	(21)
Employer contribution	52	50	54	28	27	29
Plan participants' contributions	25	24	25	-	-	-
Benefits paid	(142)	(133)	(128)	(42)	(39)	(37)
Fair value of plan assets, end of year	4,300	3,812	3,639	1,837	1,621	1,555
Funded status, end of year	$ (80)	$ (118)	$ (112)	$ (317)	$ (243)	$ (230)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial losses	$ 196	$ 216	$ 192	$ 239	$ 164	$ 151
Prior service credit	-	-	-	(62)	(73)	(84)
Net amount recognized	$ 196	$ 216	$ 192	$ 177	$ 91	$ 67

(1) In 2016, includes $51 million and $36 million of pension and postretirement benefit obligations/pension assets transferred to the IIC as a result of certain employees transferred from the Bank to the IIC, in connection with the transfer to the IIC of operational and administrative functions and non-financial resources associated with NSG activities.

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2017 and 2016, the Plans were under-funded with aggregate fair value of the Plans' assets of $6,137 million and $5,433 million and aggregate benefit obligations of $6,534 million and $5,794 million, respectively, contributing to the total liability of $397 million and $361 million as of December 31, 2017 and 2016.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $3,962 million, $3,566 million, and $3,397 million at December 31, 2017, 2016 and 2015, respectively.

Net periodic benefit cost, recognized in Administrative expenses, and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 consist of the following components (in millions):

Net Periodic Benefit Cost:

	Pension Benefits						Postretirement Benefits					
	2017		2016		2015		2017		2016		2015	
Service cost	$	94	$	88	$	107	$	37	$	40	$	55
Interest cost		156		152		147		77		73		75
Expected return on plan assets		(222)		(209)		(203)		(95)		(89)		(86)
Amortization of:												
Prior service cost (credit)		1		-		-		(11)		(11)		(3)
Net actuarial losses		4		1		26		7		2		19
Net periodic benefit cost	$	33	$	32	$	77	$	15	$	15	$	60
Of which:												
Ordinary Capital's share	$	-	$	31	$	75	$	-	$	15	$	58
FSO's share[1]		-		1		2		-		-		2

(1) During 2016 and 2015, the Bank allocated the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses. Such allocation was discontinued on January 1, 2017 due to the transfer of all FSO's assets and liabilities to the Bank.

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income (Loss):

	Pension Benefits						Postretirement Benefits					
	2017		2016		2015		2017		2016		2015	
Net actuarial (gains) losses	$	(16)	$	25	$	(45)	$	82	$	15	$	(77)
Prior service cost (credit)		1		-		-		-		-		(65)
Amortization of:												
Prior service (cost) credit		(1)		-		-		11		11		3
Net actuarial losses		(4)		(1)		(26)		(7)		(2)		(19)
Total recognized in Other comprehensive income (loss)	$	(20)	$	24	$	(71)	$	86	$	24	$	(158)
Total recognized in net periodic benefit and Other comprehensive income (loss)	$	13	$	56	$	6	$	101	$	39	$	(98)

The Bank estimates that net actuarial losses of $21 million and $20 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2018 for the Plans and the PRBP, respectively. In addition, the estimated PRBP prior service credit that will be amortized during 2018 amounts to $11 million.

Actuarial Assumptions

The actuarial assumptions used in Plans' valuations are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.9, 10.8 and 11.35 years, respectively. Unrecognized prior service credit is amortized over 7.8 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligation at December 31,	Pension Benefits			Postretirement Benefits		
	2017	2016	2015	2017	2016	2015
Discount rate - SRP	3.54%	4.06%	4.24%			
Discount rate - LRP	3.59%	4.13%	4.32%			
Discount rate - PRBP				3.61%	4.16%	4.35%
Rate of salary increase SRP	4.14%	4.15%	4.11%			
Rate of salary increase LRP	5.68%	5.74%	5.71%			
Rate of inflation	2.20%	2.22%	2.15%	2.20%	2.22%	2.15%

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31,	Pension Benefits			Postretirement Benefits		
	2017	2016	2015	2017	2016	2015
Discount rate - SRP	4.06%	4.24%	3.88%			
Discount rate - LRP	4.13%	4.32%	3.94%			
Discount rate - PRBP				4.16%	4.35%	3.97%
Expected long-term return on plan assets	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%
Rate of salary increase SRP	4.15%	4.11%	4.16%			
Rate of salary increase LRP	5.74%	5.71%	5.78%			
Rate of inflation	2.22%	2.15%	2.20%	2.22%	2.15%	2.20%

The expected long-term return on the Plans' assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Plans, weighted by the Plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (U.S. TIPS) breakeven inflation rate, and historical averages.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2017	2016	2015
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	5.50%	6.00%	6.50%
Medical (Medicare)	3.25%	3.50%	3.75%
Prescription drugs	8.00%	9.00%	10.00%
Dental	4.50%	4.50%	5.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):			
Medical (non-Medicare)	4.50%	4.50%	4.50%
Medical (Medicare)	2.50%	2.50%	2.50%
Prescription drugs	6.00%	6.00%	6.00%
Dental	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2021	2021	2021

For those participants assumed to retire outside of the United States, a 6.50% health care cost trend rate was used for 2017 (2016 – 7.00%; 2015 – 8.00%) with an ultimate trend rate of 4.50% reached in 2023.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2017 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 24	$ (17)
Effect on postretirement benefit obligation	377	(281)

Plans' Assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies allocate 65% of the Plans' portfolios to growth-oriented assets (the Return Strategies), and 35% of assets to nominal and inflation-indexed US fixed income (the Liabilities Hedging Strategies), to partially-hedge the interest rate and inflation exposure in the liabilities of the Plans and PRBP, and to protect against disinflation.

In 2017, the Pension Committee's approved a new Investment Policy Statement (IPS). The new IPS complies with the Bank's Risk Appetite (RA) and Long-term Funding (LTF) policies. The new IPS Strategic Asset Allocation (SAA) includes three new assets classes (Public Infrastructure, Private Infrastructure and Tactical Asset Allocation), and eliminates Commodities Futures. The new SAA will be implemented after appropriate investment vehicles are identified and approved by the Managing Committee, over the next 12 to 18 months.

The investment policies target allocations as of December 31, 2017 are as follows:

	SRP	LRP	PRBP
U.S. equities	20%	28%	20%
Non - U.S. equities	18%	24%	18%
Emerging markets equities	4%	4%	4%
Public real estate	3%	0%	3%
Long duration fixed income bonds	27%	15%	27%
Core fixed income	4%	5%	4%
High yield fixed income	2%	0%	2%
U.S. inflation-indexed bonds	4%	15%	4%
Emerging markets debt	3%	3%	3%
Private real estate	5%	3%	5%
Public Infrastructure	2%	0%	2%
Private Infrastructure	3%	0%	3%
Tactical Asset Allocation	5%	0%	5%
Commodity index futures	0%	3%	0%
Short-term investment funds	0%	0%	0%
Stabilization Reserve Fund:			
Core fixed income	50%	50%	50%
U.S. inflation-indexed bonds	0%	0%	0%
Short-term investment funds	50%	50%	50%

Investment and asset class risk is managed by the continuous monitoring of each asset class level and investment manager. Investments are rebalanced monthly toward policy targets using cash flows and rebalancing exercises. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is limited, and subject to specific approval by the Managing Committees of the Plans and PRBP.

For the Plans and PRBP, the included asset classes are described below:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the all capitalization (cap) Russell 3000 Index, for the SRP only, approximately 5% of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds replicates or optimizes the large/mid-cap MSCI EAFE Index; for the SRP only, half of non-U.S. equities assets are actively-managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the PRBP, an actively-managed commingled fund and an actively managed mutual fund that invest, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration fixed income bonds: For the SRP and PRBP, long duration fixed income assets are invested in separate accounts holding individual bonds generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index. For the LRP a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Barclays Capital U.S. Long Government/Credit Bond Index;
- Core fixed income: For the Plans and PRBP, actively- managed commingled funds that invest, long-only, in intermediate duration government and credit securities. Management of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Barclays Capital U.S. Aggregate Bond Index;
- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, actively managed commingled fund. For both plans, the investible universe is generally comprised of the securities within the Barclays Capital High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed bonds: For the Plans and PRBP, investment in individual U.S. Treasury Inflation Protected Securities in accounts managed internally;
- Emerging markets debt: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans only, an open-end commingled fund which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of the properties;
- Public Infrastructure: For the SRP only, commingled funds and individual securities that invest, long-only, in U.S. and developed markets common stocks, within the infrastructure sector.
- Private Infrastructure: For the SRP only, an open-end commingled fund which invests, long-only, U.S. and developed markets private equity within the infrastructure sector, this new asset class is not implemented yet.
- Tactical Asset Allocation: For the SRP only, commingled funds that invest in U.S. and developed markets equities and fix income, investments could shift due to opportunistic behavior within equities and fixed income.
- Commodity index futures: For the PRBP, separate account which hold, long-only, commodity index futures generally comprised within the S&P GSCI Index. For the LRP, investment in a commingled fund that invests, long-only in commodity index futures, Management of the fund replicates or optimizes the Bloomberg Commodity Index.

Effective January 1, 2015, the Board of Executive Directors approved the LTF policies for the Plans, which established stable contribution rates of 20% (SRP), 25% (LRP), 12% (PRBP) of salaries, for a five-year initial term. Bank contributions made in excess (deficit) of the actuary's theoretical contribution rate are allocated (withdrawn) to (from) the Stabilization Reserve Funds (Reserve Fund). The Target Strategic Asset Allocation for the Reserve Funds is 50% cash and 50% Core Fixed Income.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2017 and 2016, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plans' Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2017	Weighted Average Allocations
Equity securities					
U.S. equities	$ 197	$ -	$ -	$ 197	4%
Non - U.S. equities	472			472	11%
Public real estate	120			120	3%
Government and diversified bonds					
Long duration U.S. Government and Agency bonds	328	-		328	7%
Long duration diversified bonds	38	398		436	10%
High yield fixed income bonds	3	70		73	2%
U.S. inflation-indexed bonds	390	-		390	9%
Short-term investment securities	24	(1)		23	1%
Total	$ 1,572	$ 467	$ -	2,039	
Investments measured at net asset value					
Equity funds					
U.S. equities				825	19%
Non - U.S. equities				468	11%
Emerging market equities				181	4%
Government and diversified bond funds					
Long duration diversified bonds				116	2%
Core fixed income				357	8%
High yield fixed income bonds				-	-
Emerging markets debt				125	3%
Private real estate fund				122	3%
Commodity index futures fund				5	0%
Short-term investment fund				126	3%
Total investments				4,364	100%
Other liabilities[(1)]				(64)	
Total				$ 4,300	

(1) Mainly payables for investments purchased.

Category of Investments	Level 1		Level 2		Level 3		Fair Value Measurements December 31, 2016		Weighted Average Allocations
Equity securities									
U.S. equities	$	182	$	-	$	-	$	182	5%
Non - U.S. equities		411		-		-		411	11%
Public real estate		72		-		-		72	2%
Government and diversified bonds									
Long duration U.S. Government and Agency bonds		188		-		-		188	5%
Long duration diversified bonds		30		275		-		305	8%
High yield fixed income bonds		-		69		-		69	2%
U.S. inflation-indexed bonds		547		-		-		547	14%
Short-term investment securities		58		7		-		65	1%
Total	$	1,488	$	351	$	-		1,839	
Investments measured at net asset value									
Equity funds									
U.S. equities								764	20%
Non - U.S. equities								477	12%
Emerging market equities								145	4%
Government and diversified bond funds									
Long duration diversified bonds								70	2%
Core fixed income								218	6%
Emerging markets debt								109	3%
Private real estate fund								115	3%
Commodity index futures fund								5	0%
Short-term investment fund								72	2%
Total investments								3,814	100%
Other liabilities								(2)	
Total							$	3,812	

PRBP Assets:

Category of Investments	Level 1		Level 2		Level 3		Fair Value Measurements December 31, 2017		Weighted Average Allocations
Equity securities									
Emerging markets equities	$	36	$	-	$	-	$	36	2%
Public real estate		52		-		-		52	3%
Government and diversified bonds									
Long duration U.S. Government and Agency bonds		104		-		-		104	6%
Long duration diversified bonds		-		152		-		152	8%
U.S. inflation-indexed bonds		232		-		-		232	13%
Short-term investment securities		57		(2)		-		55	3%
Total	$	481	$	150	$	-		631	
Investments measured at net asset value									
Equity funds									
U.S. equities								459	25%
Non - U.S. equities								429	23%
Emerging markets equities								36	2%
Government and diversified bond funds									
Long duration diversified bonds								24	1%
Core fixed income								173	9%
Emerging markets debt								51	3%
High yield fixed income								34	2%
Total investments								1,837	100%
Total							$	1,837	

Category of Investments	Level 1		Level 2		Level 3		Fair Value Measurements December 31, 2016		Weighted Average Allocations
Equity securities									
Emerging markets equities	$	32	$	-	$	-	$	32	2%
Public real estate		49		-		-		49	3%
Government and diversified bonds									
Long duration U.S. Government and Agency bonds		79		-		-		79	5%
Long duration diversified bonds		-		132		-		132	8%
U.S. inflation-indexed bonds		225		-		-		225	14%
Short-term investment securities		69		3		-		72	5%
Total	$	454	$	135	$	-		589	
Investments measured at net asset value									
Equity funds									
U.S. equities								412	26%
Non - U.S. equities								378	23%
Emerging markets equities								26	1%
Government and diversified bond funds									
Long duration diversified bonds								16	1%
Core fixed income								105	7%
Emerging markets debt								45	3%
High yield fixed income								32	2%
Total investments								1,603	100%
Other assets								18	
Total							$	1,621	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S. and public real estate individual equity holdings, fixed income mutual funds, U.S. treasury and U.S. inflation-indexed bonds and short-term investment securities. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield and municipal bonds, asset and commercial mortgage backed securities. Such securities are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers' commingled funds investing in U.S. equities, global equities, emerging markets equities and debt, fixed income funds, commodity index futures and/or short-term debt investments, which are not publicly-traded, but the holdings within the funds are measured at fair value based on the net asset value of the investment funds as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Contributions

Contributions from the Bank to the Plans and the PRBP during 2018 are expected to be approximately $55 million and $30 million, respectively. All contributions are made in cash.

Estimated Future Benefit Payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2017.

ESTIMATED FUTURE BENEFIT PAYMENTS

Year	Plans	PRBP
2018	$ 149	$ 53
2019	157	57
2020	164	61
2021	171	64
2022	179	68
2023 - 2027	1,009	393

NOTE U – VARIABLE INTEREST ENTITIES

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity's operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2017. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,350 million at December 31, 2017 (2016 - $6,016 million). The Bank's total loans and guarantees outstanding to these VIEs were $313 million and $27 million, respectively (2016 - $418 million and $28 million, respectively). There were no undisbursed amounts related to such loans and guarantees (2016 - $56 million), which combined with outstanding amounts results in a total maximum Bank exposure of $340 million at December 31, 2017 (2016 - $502 million).

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $133 million (2016 - $37 million) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $133 million (2016 - $37 million), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE V – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2017	2016	2015
Net income	$ 615	$ 848	$ 960
Difference between amounts accrued and amounts paid or collected for:			
Loan income	(62)	124	(186)
Income from investments	(196)	(151)	(51)
Other interest income	1	1	1
Other income	6	(6)	8
Interest and other costs of borrowings, after swaps	227	185	(904)
Administrative expenses, including depreciation	(4)	(41)	108
Special programs	(8)	(18)	(6)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	370	179	(443)
Transfers to the IDB Grant Facility	(123)	(92)	38
Net (increase) decrease in trading investments	(4,610)	508	(530)
Net unrealized losses (gains) on trading investments	(8)	(12)	62
Provision for loan and guarantee losses	27	142	73
Net cash provided by (used in) operating activities	$ (3,765)	$ 1,667	$ (870)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ 62	$ 6	$ (46)
Loans outstanding	30	25	(2)
Borrowings	33	23	(71)
Receivable from members, net	(47)		-

NOTE W – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2017, 2016 and 2015, loans made to or guaranteed by three countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2017	2016	2015
Argentina	$ 394	$ 435	$ 402
Brazil	362	350	282
Mexico	539	501	463

NOTE X – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note L – Fair Value Measurements:

Cash:
The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments:
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans:
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps:
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings:
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2017 and 2016 (in millions):

	2017[1]		2016[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 896	$ 896	$ 599	$ 599
Investments - Trading	33,296	33,296	27,417	27,417
Loans outstanding, net	89,222	89,063	82,031	83,597
Currency and interest rate swaps receivable				
Investments - Trading	83	83	222	222
Loans	713	713	836	836
Borrowings	959	959	1,052	1,052
Others	9	9	23	23
Other assets				
Miscellaneous[2]	522	383	563	560
Borrowings				
Short-term	1,143	1,143	540	540
Medium- and long-term:				
Measured at fair value	54,772	54,772	51,506	51,506
Measured at amortized cost	33,102	33,595	28,781	29,317
Currency and interest rate swaps payable				
Investments - trading	350	350	132	132
Loans	529	529	566	566
Borrowings	1,976	1,976	3,103	3,103
Others	7	7	5	5
Liabilities				
Other liabilities[2]	522	383	563	560

(1) Includes accrued interest.
(2) Amounts are related to the EEA guarantees provided/received.

NOTE Y – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Bank's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

NOTE Z – RELATED PARTY TRANSACTIONS

In connection with the implementation of the reorganization of the non-sovereign guaranteed activities of the IDB Group effective January 1, 2016, the Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $18 million and $64 million, respectively, for the year ended December 31, 2017 (2016 - $12 million and $51 million, respectively).

Also as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank.

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE AA - SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 2, 2018, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2017.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1[1]

SCHEDULE OF TRADING INVESTMENTS AND SWAPS
December 31, 2017
(Expressed in millions of United States dollars)

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	-	3,546	-	3,546 [2]
Average balance during year	-	4,333	-	4,333
Net losses for the year	-	(23)	-	(23)
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	160	12,364	8,179	20,703
Average balance during year	234	14,159	6,693	21,086
Net losses for the year	-	(29)	(3)	(32)
Bank obligations:				
Carrying value	22	6,524	825	7,371
Average balance during year	35	7,191	451	7,677
Net losses for the year	-	(4)	(1)	(5)
Corporate securities:				
Carrying value	-	1,380	10	1,390
Average balance during year	-	947	10	957
Net gains (losses) for the year	-	-	-	-
Asset-backed and mortgage-backed securities:				
Carrying value	100	44	-	144
Average balance during year	137	49	-	186
Net gains for the year	5	5	-	10
Total trading investments:				
Carrying value	282	23,858	9,014	33,154
Average balance during year	406	26,679	7,154	34,239
Net gains (losses) for the year	5	(51)	(4)	(50)
Net interest rate swaps:				
Carrying value[3]	-	70	-	70
Average balance during year	-	32	-	32
Net gains for the year	-	42	-	42
Currency swaps receivable:				
Carrying value[3]	-	8,404	-	8,404
Average balance during year	-	7,003	-	7,003
Net losses for the year	-	(8)	-	(8)
Currency swaps payable:				
Carrying value[3]	-	-	(8,666)	(8,666)
Average balance during year	(321)	-	(7,130)	(7,451)
Net gains for the year	-	-	17	17
Total trading investments and swaps:				
Carrying value	282	32,332	348	32,962
Average balance during year	85	33,714	24	33,823
Net gains (losses) for the year	5	(17)	13	1

(1) Excludes accrued interest.
(2) Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $472 million. GSE obligations are not backed by the full faith and credit of the United States Government.
(3) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreements.
N/A - Not available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1[1]

SCHEDULE OF TRADING INVESTMENTS AND SWAPS
December 31, 2016
(Expressed in millions of United States dollars)

	Euro	United States dollars	Others	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	-	2,488	-	2,488 [2]
Average balance during year	-	6,157	-	6,157
Net losses for the year	-	(2)	-	(2)
Obligations of non-U.S. governments, agencies, sub-sovereigns, and supranationals				
Carrying value	317	10,875	6,051	17,243
Average balance during year	334	14,973	6,188	21,495
Net gains (losses) for the year	-	(16)	1	(15)
Bank obligations:				
Carrying value	14	6,853	-	6,867
Average balance during year	125	6,177	30	6,332
Net gains for the year	-	6	-	6
Corporate securities:				
Carrying value	-	479	10	489
Average balance during year	-	221	52	273
Net losses for the year	-	(3)	-	(3)
Asset-backed and mortgage-backed securities:				
Carrying value	151	54	-	205
Average balance during year	171	65	-	236
Net gains for the year	5	-	-	5
Total trading investments:				
Carrying value	482	20,749	6,061	27,292
Average balance during year	630	27,593	6,270	34,493
Net gains (losses) for the year	5	(15)	1	(9)
Net interest rate swaps:				
Carrying value[3]	-	29	-	29
Average balance during year	-	(52)	-	(52)
Net gains for the year	-	39	-	39
Currency swaps receivable:				
Carrying value[3]	-	6,321	-	6,321
Average balance during year	-	6,217	-	6,217
Net gains for the year	-	11	-	11
Currency swaps payable:				
Carrying value[3]	(317)	-	(5,860)	(6,177)
Average balance during year	(334)	-	(6,073)	(6,407)
Net losses for the year	-	-	(6)	(6)
Total trading investments and swaps				
Carrying value	165	27,099	201	27,465
Average balance during year	296	33,758	197	34,251
Net gains (losses) for the year	5	35	(5)	35

(1) Excludes accrued interest.
(2) Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage and asset-backed securities, of $461 million. GSE obligations are not backed by the full faith and credit of the United States Government.
(3) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (receivable or payable) of the net fair value amount of these agreement.
N/A – Not available.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF LOANS

December 31, 2017 and 2016

(Expressed in millions of United States dollars)

Member in whose territory loans have been made	Outstanding balance - 2017					Undisbursed portion of approved loans		Total outstanding balance 2016
	Sovereign-guaranteed	Concessional Sovereign-guaranteed	Total Sovereign-guaranteed	Non-Sovereign-guaranteed	Total	Total	Signed	
Argentina	$ 11,776	$ 17	$ 11,793	$ 469	$ 12,262	$ 4,997	$ 3,247	$ 11,598
Bahamas	271	-	271	-	271	191	96	276
Barbados	252	1	253	-	253	123	103	264
Belize	114	-	114	-	114	59	49	116
Bolivia	1,605	960	2,565	13	2,578	1,292	1,247	1,239
Brazil	14,475	10	14,485	1,009	15,494	6,600	4,300	14,751
Chile	701	-	701	243	944	693	595	785
Colombia	8,931	25	8,956	92	9,048	1,725	1,113	8,501
Costa Rica	1,039	2	1,041	493	1,534	983	739	1,434
Dominican Republic	2,852	122	2,974	61	3,035	823	654	2,978
Ecuador	4,467	214	4,681	259	4,940	732	271	4,569
El Salvador	1,713	195	1,908	142	2,050	336	297	1,966
Guatemala	2,019	236	2,255	226	2,481	567	104	2,453
Guyana	103	400	503	-	503	155	155	89
Haiti	-	-	-	1	1	-	-	4
Honduras	965	979	1,944	43	1,987	419	303	974
Jamaica	1,622	2	1,624	123	1,747	393	145	1,768
Mexico	14,778	-	14,778	487	15,265	3,124	1,530	14,214
Nicaragua	703	1,227	1,930	71	2,001	639	639	634
Panama	2,729	1	2,730	456	3,186	986	430	3,033
Paraguay	1,109	192	1,301	119	1,420	1,259	869	1,164
Peru	1,321	9	1,330	489	1,819	1,738	788	3,066
Suriname	471	5	476	-	476	127	127	470
Trinidad and Tobago	718	3	721	-	721	255	240	665
Uruguay	1,814	-	1,814	524	2,338	1,736	1,486	2,198
Venezuela	2,018	-	2,018	-	2,018	433	433	2,098
Regional	14	-	14	582	596	879	408	645
Total 2017	$ 78,580	$ 4,600	$ 83,180	$ 5,902	$ 89,082	$ 31,264	$ 20,368	
Total 2016	$ 76,022	$ -	$ 76,022	$ 5,930	$ 81,952	$ 30,007	$ 20,535	$ 81,952

(1) This table excludes outstanding participated non-sovereign-guaranteed loans of $2,779 million at December 31, 2017 (2016 - $2,781 million). This table also excludes guarantees outstanding of $353 million at December 31, 2017 (2016 - $230 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE AND MATURITY STRUCTURE

December 31, 2017

(Expressed in millions of United States dollars)

Currency/Rate type	Amount	Weighted [4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 24,907	4.29	7.10
Adjustable	1,666	3.13	6.32
LIBOR-based floating	54,542	2.56	8.27
Fixed-rate Concessional	4,475	1.27	20.34
Total United States dollars	85,590	3.01	8.52
Others			
Fixed-base cost	1,560	9.02	6.34
Adjustable	1,735	7.90	7.26
LIBOR-based floating	33	0.28	3.12
Fixed-rate Concessional	164	2.20	5.49
Total Others	3,492	8.06	6.73
Loans outstanding			
Fixed-base cost	26,467	4.57	7.06
Adjustable	3,401	5.57	6.80
LIBOR-based floating	54,575	2.56	8.26
Fixed-rate Concessional [5]	4,639	1.30	19.82
Total Loans Outstanding	$ 89,082	3.21	8.45

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2017

(Expressed in millions of United States dollars)

Year of maturity	Fixed-base cost [3]	Libor-based floating [2]	Fixed-rate concessional [5]	Total
2018	$ 2,693	$ 3,508	$ 184	6,385
2019	2,524	3,262	174	5,960
2020	2,204	3,355	161	5,720
2021	2,043	3,537	150	5,730
2022	1,846	3,356	142	5,344
2023 to 2027	8,044	20,460	614	29,118
2028 to 2032	4,762	14,819	507	20,088
2033 to 2037	1,744	4,863	386	6,993
2038 to 2042	514	790	315	1,619
2043 to 2047	93	26	154	273
2048 to 2052	-	-	1,065	1,065
2053 to 2057	-	-	787	787
Total	$ 26,467	$ 57,976	$ 4,639	89,082
Average maturity (years)	7.06	8.18	19.82	8.45

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,018 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 2.87%.
(5) Includes $39 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-3[1]

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE

December 31, 2016
(Expressed in millions of United States dollars)

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 26,978	4.63	7.32
Adjustable	1,908	3.24	6.32
LIBOR-based floating	50,333	2.38	8.27
Others			
Fixed-base cost	1,118	8.73	5.95
Adjustable	1,579	6.99	8.00
LIBOR-based floating	36	0.46	3.62
Loans outstanding			
Fixed-base cost	28,096	4.79	7.27
Adjustable	3,487	4.94	7.08
LIBOR-based floating	50,369	2.37	8.27
Total	$ 81,952	3.31	7.88

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2016
(Expressed in millions of United States dollars)

Year of maturity	Fixed-base cost[3]	Libor-based floating[2]	Total
2017	$ 2,702	$ 3,385	$ 6,087
2018	2,490	3,037	5,527
2019	2,493	3,193	5,686
2020	2,169	3,152	5,321
2021	2,001	3,461	5,462
2022 to 2026	8,379	17,920	26,299
2027 to 2031	5,091	14,563	19,654
2032 to 2036	2,052	4,469	6,521
2037 to 2041	572	661	1,233
2042 to 2046	147	15	162
Total	$ 28,096	$ 53,856	$ 81,952
Average maturity (years)	7.27	8.19	7.88

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,033 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 2.93%.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2017

(Expressed in millions of United States dollars)

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 93	4.29	0.99	$ -	-	-	$ -	-	-	$ 93	4.29	0.99
	-	-	-	(93)	4.29	0.99	-	-	-	(93)	4.29	0.99
Adjustable	257	5.20	0.82	156	(0.70)	0.66	-	-	-	413	2.97	0.76
	-	-	-	(257)	5.20	0.82	-	-	-	(257)	5.20	0.82
United States dollars												
Fixed	59,170	2.19	3.99	-	-	-	-	-	-	59,170	2.19	3.99
	-	-	-	-	-	-	(54,590)	2.03	3.27	(54,590)	2.03	3.27
Adjustable	13,885	1.49	2.17	15,461	1.43	4.01	56,612	1.53	3.16	85,958	1.51	3.15
	-	-	-	(633)	1.56	2.24	(2,128)	1.58	1.33	(2,761)	1.58	1.54
Others												
Fixed	14,002	4.45	4.16	265	1.29	2.88	-	-	-	14,267	4.39	4.14
	-	-	-	(14,018)	4.46	4.16	-	-	-	(14,018)	4.46	4.16
Adjustable	138	3.28	1.69	253	5.90	2.48	27	(0.60)	0.84	418	4.62	2.12
	-	-	-	(122)	1.81	1.81	(27)	1.23	0.84	(149)	1.70	1.64
Total												
Fixed	73,265	2.62	4.02	265			-			73,530	2.62	4.01
	-	-	-	(14,111)			(54,590)			(68,701)	2.53	3.45
Adjustable	14,280	1.57	2.14	15,870			56,639			86,789	1.53	3.13
	-	-	-	(1,012)			(2,155)			(3,167)	1.88	1.48
Principal at face value	87,545	2.45	3.71	1,012			(106)			88,451	1.65	3.68
Fair value adjustments	237			(637)			529			129		
Net unamortized discount	(469)			300			106[3]			(63)		
Debt issuance cost	(28)			-			-			(28)		
Total	$ 87,285	2.45	3.71	$ 675			$ 529			$ 88,489	1.65	3.68

(1) As of December 31, 2017, the average repricing of the net currency obligations for adjustable rate borrowings was 3.1 months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount from interest rate swaps of $675 million and $529 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $835 million and currency and receivable interest rate swap liabilities at fair value of $2,039 million, included on the Balance Sheet.

(3) Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2016

(Expressed in millions of United States dollars)

Currency/Rate type	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 316	0.33	0.36	$ -	-	-	$ -	-	-	$ 316	0.33	0.36
	-	-	-	(316)	0.33	0.36	-	-	-	(316)	0.33	0.36
Adjustable	307	4.96	1.86	192	(0.64)	1.46	-	-	-	499	2.80	1.71
	-	-	-	(307)	4.96	1.86	-	-	-	(307)	4.96	1.86
United States dollars												
Fixed	52,655	2.17	4.27	91	5.53	0.23	348	5.25	0.96	53,094	2.20	4.25
	-	-	-	-	-	-	(50,625)	2.04	3.99	(50,625)	2.04	3.99
Adjustable	12,310	0.94	2.38	17,521	0.94	3.75	54,345	1.03	3.78	84,176	1.00	3.57
	-	-	-	(497)	1.01	2.67	(4,176)	0.85	1.55	(4,673)	0.86	1.67
Others												
Fixed	13,961	4.45	3.93	222	1.30	1.46	-	-	-	14,183	4.40	3.90
	-	-	-	(13,961)	4.45	3.93	-	-	-	(13,961)	4.45	3.93
Adjustable	212	2.70	2.47	79	2.88	3.32	26	(0.64)	1.83	317	2.47	2.63
	-	-	-	(199)	2.20	1.93	(26)	1.23	1.83	(225)	2.09	1.92
Total												
Fixed	66,932	2.64	4.18	313			348			67,593	2.65	4.15
	-	-	-	(14,277)			(50,625)			(64,902)	2.55	3.96
Adjustable	12,829	1.06	2.37	17,792			54,371			84,992	1.01	3.56
	-	-	-	(1,003)			(4,202)			(5,205)	1.16	1.69
Principal at face value	79,761	2.38	3.89	2,825			(108)			82,478	1.14	3.84
Fair value adjustments	511			(689)			(53)			(232)		
Net unamortized discount	(463)			232			108 [3]			(123)		
Total	$ 79,809	2.38	3.89	$ 2,368			$ (53)			$ 82,123	1.14	3.84

(1) As of December 31, 2016, the average repricing of the net currency obligations for adjustable rate borrowings was 3.1 months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount from interest rate swaps of $2,367 million and $53 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $918 million and currency and receivable interest rate swap liabilities at fair value of $3,233 million, included on the Balance Sheet.

(3) Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK
December 31, 2017 and 2016
(Expressed in millions of United States dollars)[1]

Members	Subscribed voting shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Additional paid-in capital[2]	Total 2017	Total 2016
Argentina	1,609,442	$ 672.9	$ 18,742.5	$ 303.3	$ 19,718.7	$ 19,415.4
Austria	22,630	9.6	263.4	11.2	284.2	273.0
Bahamas	29,548	15.1	341.4	6.0	362.5	356.5
Barbados	19,306	8.1	224.8	1.1	234.0	232.9
Belgium	46,545	19.8	541.7	23.6	585.1	561.5
Belize	16,516	9.3	189.9	4.1	203.3	199.2
Bolivia	129,293	54.0	1,505.7	28.6	1,588.3	1,559.7
Brazil	1,609,442	672.9	18,742.5	325.5	19,740.9	19,415.4
Canada	567,039	241.7	6,598.8	183.9	7,024.3	6,840.4
Chile	441,995	184.8	5,147.2	94.0	5,425.9	5,332.0
China	424	0.2	5.0	123.9	129.1	5.1
Colombia	441,995	184.8	5,147.2	91.0	5,423.0	5,332.0
Costa Rica	64,684	27.0	753.3	13.8	794.1	780.3
Croatia	6,895	2.9	80.2	3.5	86.7	83.2
Denmark	24,061	10.3	280.0	11.1	301.4	290.3
Dominican Republic	86,317	36.1	1,005.2	20.0	1,061.3	1,041.3
Ecuador	86,090	36.0	1,002.5	18.0	1,056.6	1,038.5
El Salvador	64,514	27.0	751.3	12.8	791.0	778.3
Finland	22,630	9.6	263.4	10.6	283.6	273.0
France	268,659	114.5	3,126.4	123.3	3,364.2	3,240.9
Germany	268,659	114.5	3,126.4	127.8	3,368.7	3,240.9
Guatemala	81,728	34.7	951.2	19.3	1,005.2	985.9
Guyana	22,768	10.5	264.1	4.7	279.4	274.7
Haiti	64,514	27.0	751.3	12.9	791.2	778.3
Honduras	64,684	27.0	753.3	15.5	795.8	780.3
Israel	22,315	9.5	259.7	9.1	278.3	269.2
Italy	278,459	117.4	3,241.8	121.0	3,480.1	3,359.2
Jamaica	81,728	34.7	951.2	17.0	1,003.0	985.9
Japan	708,831	302.1	8,248.8	326.6	8,877.5	8,550.9
Korea, Republic of	424	0.2	5.0	1.0	6.1	5.1
Mexico	1,034,609	432.6	12,048.4	197.4	12,678.4	12,480.9
Netherlands	28,207	14.6	325.6	18.6	358.9	340.3
Nicaragua	64,514	27.0	751.3	14.2	792.4	778.3
Norway	24,061	10.3	280.0	10.9	301.1	290.3
Panama	64,514	27.0	751.3	14.9	793.1	778.3
Paraguay	64,514	27.0	751.3	16.6	794.9	778.3
Peru	215,445	90.1	2,508.9	47.3	2,646.3	2,599.0
Portugal	7,667	3.2	89.2	4.4	96.9	92.5
Slovenia	4,214	1.8	49.0	1.9	52.8	50.8
Spain	278,460	117.4	3,241.8	120.0	3,479.2	3,359.2
Suriname	12,524	7.2	143.8	3.4	154.5	151.1
Sweden	46,257	19.7	538.3	22.7	580.7	558.0
Switzerland	66,705	28.4	776.3	36.6	841.3	804.7
Trinidad and Tobago	61,244	26.0	712.8	12.5	751.4	738.8
United Kingdom	136,461	58.1	1,588.0	98.6	1,744.8	1,646.2
United States	4,253,664	1,813.1	49,500.7	2,923.3	54,237.1	51,313.8
Uruguay	172,646	72.2	2,010.5	33.2	2,115.9	2,082.7
Venezuela	482,267	249.3	5,568.5	171.0	5,988.8	5,817.8
Total 2017	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752	
Total 2016	14,170,108	$ 6,039	$ 164,901	$ -		$ 170,940

(1) Data are rounded, detail may not add up to total because of rounding.
(2) Does not affect voting power. Refer to Note P for additional information.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2017

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,609,442	1,609,577	11.354
Bahamas	29,548	29,683	0.209
Barbados	19,306	19,441	0.137
Belize	16,516	16,651	0.117
Bolivia	129,293	129,428	0.913
Brazil	1,609,442	1,609,577	11.354
Chile	441,995	442,130	3.119
Colombia	441,995	442,130	3.119
Costa Rica	64,684	64,819	0.457
Dominican Republic	86,317	86,452	0.610
Ecuador	86,090	86,225	0.608
El Salvador	64,514	64,649	0.456
Guatemala	81,728	81,863	0.577
Guyana	22,768	22,903	0.162
Haiti	64,514	64,649	0.456
Honduras	64,684	64,819	0.457
Jamaica	81,728	81,863	0.577
Mexico	1,034,609	1,034,744	7.299
Nicaragua	64,514	64,649	0.456
Panama	64,514	64,649	0.456
Paraguay	64,514	64,649	0.456
Peru	215,445	215,580	1.521
Suriname	12,524	12,659	0.089
Trinidad and Tobago	61,244	61,379	0.433
Uruguay	172,646	172,781	1.219
Venezuela	482,267	482,402	3.403
Total regional developing members	7,086,841	7,090,351	50.015
Canada	567,039	567,174	4.001
United States	4,253,664	4,253,799	30.006
Non-regional members			
Austria	22,630	22,765	0.161
Belgium	46,545	46,680	0.329
China	424	559	0.004
Croatia	6,895	7,030	0.050
Denmark	24,061	24,196	0.171
Finland	22,630	22,765	0.161
France	268,659	268,794	1.896
Germany	268,659	268,794	1.896
Israel	22,315	22,450	0.158
Italy	278,459	278,594	1.965
Japan	708,831	708,966	5.001
Korea, Republic of	424	559	0.004
Netherlands	28,207	28,342	0.200
Norway	24,061	24,196	0.171
Portugal	7,667	7,802	0.055
Slovenia	4,214	4,349	0.031
Spain	278,460	278,595	1.965
Sweden	46,257	46,392	0.327
Switzerland	66,705	66,840	0.471
United Kingdom	136,461	136,596	0.964
Total non-regional members	2,262,564	2,265,264	15.979
Grand total	14,170,108	14,176,588	100.000

(1) Data are rounded; detail may not add to total because of rounding.

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